Exhibit 99.2
ABN 86 104 855 067

Annual Financial Report

30 June 2008

ALLIED GOLD LIMITED
Directors’ report
30 June 2008

DIRECTORS’ REPORT

The Directors present their report, together with the financial report of Allied Gold Ltd (“the Company”) and its controlled entities (“Allied Gold”) for the year ended 30 June 2008.

DIRECTORS

The Directors of the Company in office at any time during or since the end of the financial period are named below. Directors have been in office since the start of the financial year to the date of this report unless otherwise stated.

Mr Mark V Caruso
Mr Gregory H Steemson
Mr Anthony Lowrie
Mr Richard Johnson (appointed 7 January 2008)
Mr Jeffrey J Moore (resigned 7 July 2008)
Mr Grant J Brock (resigned 4 January 2008)

INFORMATION ON DIRECTORS

Mr Mark V Caruso       Executive Chairman

Mr Caruso is a Director of Simto Australia Pty Ltd which is involved in mining, earthmoving and civil engineering construction earthworks. He is also a director of Mineral Commodities Limited (since September 2000).  Former directorships of public listed companies in the last 3 years are CI Resources Limited (October 2003 until May 2007) and ORT Limited (August 2003 until August 2005).

Mr Gregory H Steemson       Non-Executive Director

Mr Steemson is a qualified geologist and geophysicist with an extensive background in exploration and the development and management of mining projects. He is also a director of Mineral Commodities Limited (since January 2001). Former directorships of public listed companies in the last 3 years include Sandfire Resources NL (June 2003 until August 2007). Mr Steemson is a member of the Remuneration Committee.

Mr Anthony Lowrie       Non-Executive Director

Mr Lowrie has considerable corporate and finance experience. He was Chairman of ABN AMRO Asia Securities Limited having originally been a partner of Hoare Govett Ltd, which he joined in 1973 and is currently a managing director of ABN AMRO bank based in London. Mr Lowrie is currently a director of Kenmare Resources PLC, Quadrise Fuels International, the Thai Euro Fund and the Edinburgh Dragon Fund. His former directorships include JD Wetherspoon PLC.

Mr Richard Johnson       Managing Director and Chief Executive Officer

Mr Johnson is a qualified mining engineer and a fellow of AusIMM.  He has more than 25 years of mining experience with Australian and international mining companies, gaining exposure to a number of commodities with a particular emphasis on the gold sector. Mr Johnson was previously a director of Emperor Mines Ltd. Mr Johnson is a member of the Remuneration Committee.

Mr Jeffrey J Moore       Non-Executive Director (resigned 7 July 2008)

Mr Moore has more than 20 years of exploration and mining industry experience with Australian publicly listed companies since graduating as a geologist in Western Australia. During the last 15 years he has held board positions for several ASX listed companies gaining exposure to a range of commodities. He is also a director of Great Australian Resources Limited (since November 2005). Mr Moore resigned as a Director of the company on 7 July 2008. Mr Moore is a member of the Remuneration Committee.

ALLIED GOLD LIMITED
Directors’ report
30 June 2008

DIRECTORS’ REPORT (continued)

Mr Grant J Brock     Executive Director/Chief Operating Officer (resigned 4 January 2008)

Mr Brock has extensive experience in the mining industry, has held executive management positions in the construction, development and operation of gold, base metal and industrial minerals mines.  He also has experience in acquisitions and project development.  Mr Brock has not held any other public company directorships in the past 3 years. Mr Brock was a member of the Remuneration Committee.

COMPANY SECRETARY

Mr Peter Torre was the Company Secretary of the Company from the beginning of the reporting period until the date of this report.

Mr Torre is the principal of the corporate advisory firm Prospera Corporate which provides corporate secretarial services to a range of listed companies. Prior to establishing Prospera Corporate, Mr Torre was a partner of an internationally affiliated firm of Chartered Accountants working within its Corporate services Division for over 9 years where he also held the position of Chairman of the National Corporate Services Committee. Mr Torre holds a Bachelor of Business, is a Chartered Accountant, a Chartered Secretary and is a member of the Institute of Company Directors.

DIRECTORS’ MEETINGS

The number of directors’ meetings and number of meetings attended by each of the Directors of the Company during the financial period under review are:

	Meetings held*	Meetings attended
Mark Caruso	8	7
Greg Steemson	8	7
Anthony Lowrie	8	8
Richard Johnson	4	4
Jeffrey Moore	8	5
Grant Brock	4	4

* Reflects the number of meetings held during the time the Director held office during the year.

The Remuneration Committee did not meet during the year.

PRINCIPAL ACTIVITIES

The principal activities of Allied Gold during the course of the year were the exploration for gold, the construction of gold producing infrastructure and the mining and processing of gold.  These activities mainly involved Allied Gold’s wholly owned Simberi Gold Oxide Project, located in offshore Papua New Guinea.  Commissioning of the Simberi process plant commenced in early 2008 and the Simberi Oxide Gold Project poured its first gold in February 2008.

RESULTS

The consolidated operating loss after tax was $9,538,963 (2007: loss $1,880,611).

DIVIDENDS PAID OR RECOMMENDED

No dividends were paid or declared during or in respect of the financial year ended 30 June 2008 (2007: nil).

ALLIED GOLD LIMITED
Directors’ report
30 June 2008

DIRECTORS’ REPORT (continued)

REVIEW OF OPERATIONS

The principal focus of the company over the year was the construction and commissioning of the mining infrastructure and process plant for the Simberi Oxide Gold project.

Allied Gold poured its first gold in February 2008 and produced a total of 33,068 ounces of gold during the financial year (2007: nil ounces).  Key operating statistics for the mining and processing activities for the period of active production from February 2008 to June 2008 are summarised in the table below.

Key operating statistic	Unit of measure	Volume

Waste mined	tonnes	81,390
Ore mined	tonnes	411,297
Ore processed	tonnes	416,627
Grade	g/t gold	2.95
Recovery	%	84.3
Gold produced	ounces	33,068
Gold sold	ounces	28,364

Other significant events during the financial year included:

•
In the first quarter of the financial year the Group made the initial drawdown under a US$25 million finance facility for the Simberi Project. As a condition precedent to the facility, the Group hedged 170,000 ounces of gold at an effective price of US$700 per ounce for delivery between March 2008 and December 2011. A Participating Gold Forward Option which enables the Group to participate in any price upside above US$700 per ounce was entered into in relation to 68,000 ounces of the hedging program.

•
In January 2008, the Company raised approximately $10.5 million through an institutional share placement to existing shareholders at a price of $0.72 per share.  These funds were applied to project expenditure as an alternative to drawing fully on the financing facility.

•
In March 2008 the Group signed a Letter of Intent with Barrick Gold Corporation whereby Barrick will individually fund up to $20 million of exploration expenditure in order to gain a 70% interest in the exploration licence that encompasses Big Tabar and Tatau Islands. Upon execution of the Letter of Intent, Barrick subscribed for 17,647,059 fully paid ordinary shares in the Company at a price of $0.85 per share, injecting a total of $15 million into the Group.

•
In April 2008, the Company issued 1,000,000 fully paid ordinary shares to Kennecott Explorations (Australia) Ltd and 352,112 fully paid ordinary shares to Niugini Mining Limited as consideration for relinquishment of each Company’s claw back right under the original purchase agreement to acquire the Simberi, Tatau and Tabar Islands projects.

During the financial year the Group continued to progress its exploration activities. In the first half of the year the group took delivery of four exploration drill rigs that were purchased at the end of the previous financial year. Since late 2007, exploration activities have focused on exploration drilling programmes that could lead to a revised resource and reserve statement to warrant an expansion of the newly commissioned oxide project. Assay results received to the end of the financial year from the Sorowar drilling program were very encouraging and indicated potential for further extensions of the Sorowar deposit to the south east, north west, and west. Drilling was also commenced north of the Pigiput deposit, Reinterpretation of the known mineralisation at Pigiput Ridge was followed by a geochemical soil survey resulting in a gold anomaly being defined to the east of the Pigiput oxide deposit. Initial results from the Pigiput East drill program have identified a new zone of gold mineralisation.

ALLIED GOLD LIMITED
Directors’ report
30 June 2008

DIRECTORS’ REPORT (continued)

REVIEW OF OPERATIONS (continued)

It is anticipated that the drilling program will be completed in the first quarter of the 2008/09 financial year and the results incorporated on a new resource estimation to be carried out during the second half of calendar 2008. Regional exploration was carried out within the exploration licence in the Tupinda area located on Tabar Island.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

Capital Raisings

As noted in the Review of Operations, the Company completed the following capital raisings during the financial period:

•	$10.5 million through an institutional share placement to existing shareholders at a price of $0.72 per share in January 2008.

•	The issue to Barrick Gold Corporation of 17,647,059 fully paid ordinary shares in the Company at a price of $0.85 per share, injecting a total of $15 million into the Group.

In addition, the following options were exercised during the year and converted into fully paid ordinary shares:

•	2,325,600 listed options converted into 2,325,600 fully paid ordinary shares at $0.20 each.

•	770,000 unlisted options converted into 770,000 fully paid ordinary shares at $0.50 each.

•	2,040,000 unlisted options converted into 2,040,000 fully paid ordinary shares at $0.40 each.

•	600,000 unlisted options converted into 600,000 fully paid ordinary shares at $0.45 each.

Borrowings and hedge program

In the first quarter of the financial year the Group made an initial drawdown under a US$25 million finance facility for the Simberi Project. As a condition precedent to the facility, the Group hedged 170,000 ounces of gold at an effective price of US$700 per ounce for delivery between March 2008 and December 2011. A Participating Gold Forward Option which enables the Group to participate in any price upside above US$700 per ounce was entered into in relation to 68,000 ounces of the hedging program.

SUBSEQUENT EVENTS

On 7 August 2008, the Company completed a placement of 33,988,551 fully paid ordinary shares at $0.31 per share to raise approximately $10,536,431.

Mr Jeffrey J Moore resigned as a director on the 7 July 2008.

Except for the above, no other matter or circumstance has arisen since 30 June 2008 that has significantly affected, or may significantly affect:

(a)	the Group’s operations in future financial years, or
(b)	the results of those operations in future financial years, or
(c)	the Group’s state of affairs in future financial years.

ALLIED GOLD LIMITED
Directors’ report
30 June 2008

DIRECTORS’ REPORT (continued)

FUTURE DEVELOPMENTS, PROSPECTS AND BUSINESS STRATEGIES

A number of Group wide improvement processes are being assessed with the objective of having many of these implemented during the financial year ending 30 June 2009 as operations achieve a steady state of production:

•	Augment the scoping activities surrounding the potential for a significant expansion of the Oxide plant beyond its current capacity of 2.2 million tonnes per annum.

•	Commencement of various plant modifications to immediately optimise the existing configuration and to potentially ready the facility for future expansion initiatives.

It is anticipated that an update to the Group’s reserve statement will be completed in later September to early October. The results of this update will influence the Group’s decision whether to proceed with the proposed plant expansion program referred to above.

In the opinion of the Directors it may prejudice the interests of the Company to provide additional information in relation to likely developments in the operations of the Company and the expected results of those operations in subsequent financial periods.

OPTIONS

The number of options for ordinary shares on issue at the date of this report is 17,333,261 unlisted options. Options do not entitle the holder to receive dividends paid to ordinary shareholders, to vote at shareholder meetings or to participate in any future share issues.

New issues of options and options exercised in the period were as follows:

ALLIED GOLD LIMITED
Directors’ report
30 June 2008

DIRECTORS’ REPORT (continued)

OPTIONS (continued)

Date of Grant	No of Options	Exercise Price	Expiry date

Balance at 1 July 2007	2,685,601	$0.20	30 June 2007
	750,000	$0.80	31 Dec 2008
	2,040,000	$0.40	31 Aug 2008
	3.850,000	$0.50	31 Dec 2008
	9,325,601
- Options exercised in the period	(5,735,600)
- Options lapsed during the period	(610,001)
- Options issued 21 November 2007	640,000	$0.50	30 Oct 2009
- Options issued 22 December 2007	713,261	$0.72	30 June2009
- Options issued 21 December 2007	1,000,000	$0.40	31 Dec 2008
- Options issued 21 December 2007	1,000,000	$0.44	31 Dec 2008
- Options issued 28 April 2008	4,000,000	$0.45	31 Dec 2009
- Options issued 28 April 2008	1,000,000	$0.80	31 Dec 2010
- Options issued 28 April 2008	1,000,000	$1.00	31 Dec 2010
- Options issued 28 April 2008	1,000,000	$1.25	31 Dec 2010
- Options issued 28 April 2008	1,000,000	$1.50	31 Dec 2010
- Options issued 28 April 2008	1,000,000	$2.00	31 Dec 2010
- Options issued 11 June 2008	400,000	$0.80	31 Dec 2010
- Options issued 11 June 2008	400,000	$1.00	31 Dec 2010
- Options issued 11 June 2008	400,000	$1.25	31 Dec 2010
- Options issued 11 June 2008	400,000	$1.50	31 Dec 2010
- Options issued 11 June 2008	400,000	$2.00	31 Dec 2010
Balance at 30 June 2008	17,333,261

No options were exercised in the period between 30 June 2008 and the date of this report.

DIRECTORS’ INTERESTS

The relevant interest of each Director in the share capital of the Company as recorded in the Register of Directors’ Shareholdings as at the date of this report is:

DIRECTOR	FULLY PAID ORDINARY SHARES		OPTIONS
	Direct	Indirect	Direct	Indirect
Mark Caruso	3,794,168	1,783,525	3,400,000	-
Anthony Lowrie	1,635,460	-	2,000,000	-
Greg Steemson	600,000	500,000	-	-
Richard Johnson	55,000	-	5,000,000	-

ALLIED GOLD LIMITED
Directors’ report
30 June 2008

DIRECTORS’ REPORT (continued)

REMUNERATION REPORT - audited

The remuneration report is set out under the following main headings:
A.	Principles used to determine the nature and amount of remuneration.
B.	Details of remuneration
C.	Service Agreements
D.	Share-based compensation
E.	Additional Information.

A.	Principles used to determine the nature and amount of remuneration

In order to retain and attract executives of sufficient calibre to facilitate the efficient and effective management of the Company’s operations, the Board reviews the remuneration packages of all directors and executive officers on an annual basis and makes recommendations regarding the structure and value of those packages.  Remuneration packages are reviewed with due regard to performance and other relevant factors.

Remuneration packages may contain the following key elements:
(a)	Directors Fees;
(b)	Salaries & consultancy fees;
(c)	Benefits – including provision of motor vehicle, superannuation; and
(d)	Incentive payments including share based payments.

Fees payable to non-executive directors reflect the demands which are made on, and the responsibilities of, the individual director. Non-executive directors’ fees and payments are reviewed annually by the Board.

Executives are offered a competitive base pay that consists of fixed components plus bonus entitlements that are payable at the Board’s discretion. Base pay for senior executives is reviewed annually to ensure each executive’s pay is competitive with the market. Total base pay can be structured as a total employment package which may be delivered as a combination of cash and prescribed non-financial benefits at the individual executive’s discretion.

The Company’s constitution does not require directors to hold any shares in the Company.  However, to align director’s interests with shareholders interests the directors are encouraged to hold shares in the Company.

B.	Details of Remuneration

The key management personnel of the Allied Gold Limited Group are the directors of Allied Gold Limited and those executives that reported directly to the Executive Chairman prior to 1 January 2008 or to the Chief Executive Officer after that date as follows:

-	Mr Frank Terranova, Chief Financial Officer (appointed 1 May 2008)
-	Mr Albert Longo, Chief Financial Officer (until 30 April 2008)
-	Mr Bob Burban, Exploration Manager (resigned 18 March 2008)
-	Mr Ross Hastings, Manager Resource and Development
-	Mr Fergus Hart, Resident Manager Simberi Operations
-	Mr Grant Brock, Chief Operating Officer (resigned 4 January 2008)

All elements of remuneration are not directly related to performance. There were no cash bonus payments made to key management personnel in the current or prior financial years.  All options issued in the current and prior period vested immediately and there were no unvested options at the end of the reporting period (2007: nil).

Details of the remuneration of directors and the key management personnel of Allied Gold Limited and the Allied Gold Limited Group are set out in the following tables.

ALLIED GOLD LIMITED
Directors’ report
30 June 2008

DIRECTORS’ REPORT (continued)

REMUNERATION REPORT - audited (continued)

		Cash Salaries and Fees $	Other non- monetary benefits $	Post- employment Benefits $	Share based benefits $	Total $	Number of options granted and vested during the year (v)	Options as a % of total	Number of ordinary shares issued on exercise of options(v)	Date of exercise of options	Price per option when exercised $
Non-Executive Directors
A Lowrie(iv)	2008	72,000	-	-	921,080	993,080	2,000,000	93%	-	-	-
	2007	18,000	-	-	-	18,000	-	-	-	-	-
J Moore(i),(iv)	2008	36,000	-	3,240	-	39,240	-	-	-	-	-
	2007	36,000	-	3,240	-	39,240	-	-	2,000,000	14 June 2007	$0.30, $0.40
G Steemson(iv)	2008	72,000	-	-	-	72,000	-	-	-	-	-
	2007	75,106	-	-	-	75,106	-	-	1,300,000	29 June 2007	$0.20,$0.30
Executive Directors
M Caruso, Executive Chairman(iv)	2008	392,400	-	-	1,521,551	1,913,951	4,000,000	79%	1,000,000	2 October 2007	$0.40
									1,040,000	30 October 2007	$0.40
									600,000	30 June 2008	$0.45
	2007	300,000	-	-	-	300,000	-	-	3,000,000	29 June 2007	$0.20,$0.30,$0.40
R Johnson, Managing Director and	2008	170,810	-	15,373	847,864	1,034,047	5,000,000	82%	-	-	-
Chief Executive Officer(ii),(iv)	2007	-	-	-	-	-	-	-	-	-	-
Former Directors
G Brock, Chief Operating Officer(iii),(iv),(vi)	2008	147,981	-	155,151	-	303,132	-	-	500,000	6 March 2008	$0.50
	2007	149,673	-	67,776	27,900	245,340	1,000,000	11%	-	-	-

* Salary, fees and benefits includes gross salary and fees, fringe benefits professional memberships and subscriptions, allowances, and leave entitlements. The Company has also paid insurance premiums in respect of Directors’ and Officers’ Liability Insurance which is not reflected in the above table as there is no appropriate basis for allocation.

(i)	J Moore resigned as a Director on 7 July 2008.
(ii)	R Johnson was appointed as Chief Executive Officer and Managing Director on 1 January 2008.
(iii)	G Brock resigned on 8 January 2008.
(iv)	Employed by Allied Gold Limited.
(v)
Options issued in the current and prior financial years were not subject to vesting conditions and vested on the date of issue. Except for 600,000, $0.45 options exercised by M Caruso on 30 June 2008 were no options issued during the current reporting period that were exercised or lapsed during the period. The intrinsic value of the options exercised on the exercise date was $6,300.

(vi)	500,000 options issued to G Brock in a prior year lapsed subsequent to his resignation.

ALLIED GOLD LIMITED
Directors’ report
30 June 2008

DIRECTORS’ REPORT (continued)

REMUNERATION REPORT - audited (continued)

		Cash salaries and fees $	Other non- monetary benefits $	Post- employment Benefits $	Share based benefits $	Total $	Number of options granted and vested during the year (xii)	Options as a % of total	No. of ordinary shares issued on exercise of options(xii)	Date of exercise of options	Price per option when exercised $
Key Management Personnel
F Hart(vii)	2008	252,012	-	22,680	-	274,692	-	-	-	-	-
	2007	240,000	-	21,600	20,375	281,975	500,000	7%	-	-	-
F Terranova(viii), (ix)	2008	43,578	-	3,922	35,578	83,078	2,000,000	43%	-	-	-
	2007	-	-	-	-	-	-	-	-	-	-
R Hastings (viii)	2008	200,866	-	18,078	-	218,944	-	-	-	-	-
	2007	189,134	-	17,022	-	206,156	-	-	-	-	-
Former Key Management Personnel
B Burban(viii),(x),(xiii)	2008	162,949	-	13,152	-	176,101	-	-	50,000	22 December 2007	$0.50
									100,000	9 April 2007	$0.50
									100,000	15 May 2008	$0.50
	2007	159,997	-	14,399	20,375	194,771	500,000	10%	-	-	-
A Longo (viii),(xi)	2008	150,000	-	13,500	-	163,500	-	-	-	-	-
	2007	140,000	-	12,600	20,375	172,975	500,000	12%	-	-	-
Total compensation: key management	2008	1,700,596	-	245,096	3,326,073	5,271,765	13,000,000	63%	2,890,000
personnel (consolidated)	2007	1,307,910	-	136,628	89,025	1,533,563	2,500,000	6%	6,300,000
Total compensation: key management	2008	1,448,584	-	108,410	3,326,073	4,997,073	13,000,000	63%	2,890,000
personnel (company)	2007	1,067,910	-	115,028	68,650	1,251,588	2,000,000	6%	6,300,000

* Salary, fees and benefits includes gross salary and fees, fringe benefits professional memberships and subscriptions, allowances, and leave entitlements. The Company has also paid insurance premiums in respect of Directors’ and Officers’ Liability Insurance which is not reflected in the above table as there is no appropriate basis for allocation.

(vii)	Employed by Simberi Gold Company
(viii)	Employed by Allied Gold Limited.
(ix)	F Terranova appointed Chief Financial Officer on 1 May 2008.
(x)	B Burban resigned on 18 March 2008. 250,000 options issued to B Burban in a prior period lapsed subsequent to his resignation.
(xi)	A Longo resigned as Chief Financial Officer on 30 April 2008 but was employed by the Company until 30 June 2008.
(xii)
Options issued in the current and prior financial years were not subject to vesting conditions and vested on the date of issue. There were no options that were issued and that were exercised or lapsed during the current reporting period.

ALLIED GOLD LIMITED
Directors’ report
30 June 2008

DIRECTORS’ REPORT (continued)

REMUNERATION REPORT – audited (continued)

C.	Service Agreements

There were formal service agreements with directors and key management personnel.  On appointment to the Board, all non-executive directors enter into a service agreement with the company, in the form of a letter of appointment. The letter summarises the Board policies and terms, including compensation, relevant to the office of director.

Remuneration and other terms of employment for the Managing Director, Chief Financial Officer and other key management personnel are also formalised in contracts of employment. Some of these agreements provide for the provision of performance related bonuses as well as participation in the Employee Share Option Scheme.  Other major provisions of the agreements relating to remuneration are set out below.

All contracts with executives may be terminated by either party giving relevant notice.

MV Caruso, Executive Chairman
•	No formal agreement is in place.
•	Base payments of $392,400 for the year ended 30 June 2008. Reviewed annually by the Remuneration Committee.

G Steemson, Non Executive Director
•	Fixed term of 2 years commencing 1 August 2006.
•	Total fixed remuneration of $72,000 per annum.
•	Four weeks notice of termination. On termination by the Company entitled to payment of base salary that would have been payable had the full term of the contract been carried out.

A Lowrie
•	Appointed 8 March 2007 with no fixed term.
•	Total fixed remuneration of $72,000.
•	Entitled to receive one million options exercisable at $0.40 and one million options exercisable at $0.44 subject to shareholder approval.
•	Appointment may be terminated in accordance with the Constitution of the Company.

R Johnson, Chief Executive officer and Managing Director (appointed 1 January 2008)
•	Fixed term of 3 years commencing 1 January 2008.
•	Total fixed remuneration of $380,000, inclusive of superannuation, reviewed annually by Board of Directors.
•
Issued with 5 million options on appointment. The options are in five parcels of one million options exercisable at $0.80, $1.00, $1.25, $1.50 and $2.00 respectively. All options expire on 31 December 2010.

•
Entitled to a performance bonus based upon the satisfaction of certain key performance indicators (“KPI’s”).  The quantum of the bonus and the KPI’s are to be set by the Board of Directors for each financial year commencing the financial year ending 30 June 2009.

•
Four weeks notice of termination.  On termination by the Company entitled to payment of base salary that would have been payable had the full term of the contract been carried out.  In the event of the position being made redundant following a takeover of the Company and the term to expiry of the employment contract is less than one year, then entitled to a minimum of 1 times base salary and entitlements at the time of the takeover.

G Brock, Chief Operating Officer and Director (resigned 4 January 2008)
•	Appointment as Chief Operating Officer and Director terminated on 4 January 2008.
•	Base salary exclusive of superannuation was $285,000 per annum.

F Terranova, Chief Financial Officer (appointed 1 May 2008)
•	No fixed term.

ALLIED GOLD LIMITED
Directors’ report
30 June 2008

DIRECTORS’ REPORT (continued)

REMUNERATION REPORT – audited (continued)

C.	Service Agreements (continued)

•
Issued with 2 million options on appointment. The options are in five parcels of four hundred thousand options exercisable at $0.80, $1.00, $1.25, $1.50 and $2.00 respectively. All options expire on 31 December 2010.

•
Entitled to an annual bonus not exceeding 30% of base payments dependent on achievement of specific objectives as determined by the Chief Executive Officer commencing the financial year ending 30 June 2009.

•
Eight weeks notice of termination.  On termination by the Company entitled to termination pay ranging from twelve months to six months total fixed remuneration depending on length of service at the time that termination of employment occurs.

•	Total fixed remuneration of $285,000, inclusive of superannuation

A Longo, Chief Financial Officer (until 30 April 2008)
•	Appointment as Chief Financial Officer terminated on 30 April 2008. Continued to be employed by the Company in another capacity for the remainder of the financial year.
•	Base salary, exclusive of superannuation, was $150,000 per annum.

F Hart, General Manager Simberi Gold Company
•	No fixed term
•	Total fixed remuneration of $252,000 inclusive of superannuation, subject to periodic review.
•	Entitled to four week’s pay on termination.

R Hastings, General Manager Resource and Development
•	No formal agreement in place.
•	Total fixed remuneration of $200,000 inclusive of superannuation, subject to periodic review.
•	Entitled to four week’s pay on termination.

B Burban, General Manager Exploration (resigned 18 March 2008)
•	Appointment terminated on 18 March 2008.
•	Base salary, exclusive of superannuation, was $160,000 per annum.

For the periods ended 30 June 2008 and 30 June 2007 all remuneration of key management personnel comprised fixed remuneration; no amounts of remuneration were at risk under short or long term incentive arrangements.

D.	Share Based Compensation

Options
Options were granted under the Allied Gold Employee Option Plan which was approved by shareholders at the 2006 Annual General Meeting. All full time employees, part time employees and consultants to the Group are eligible to participate in the plan at the absolute discretion of the Board.

Options are granted under the plan for no consideration and are at terms stipulated at the discretion of the Board.

The terms and conditions of each grant of options affecting remuneration in the previous, this or future reporting periods are as follows:

ALLIED GOLD LIMITED Directors’ report 30 June 2008

DIRECTORS’ REPORT (continued)

REMUNERATION REPORT – audited (continued)

D.           Share based compensation (continued)

Grant Date	Expiry Date	Exercise Price	Option value at grant date	Date Exercisable
12 June 2006	31 December 2008	$0.50	$0.16	From date of grant.
1 March 2007	31 December 2008	$0.50	$0.04	From date of grant.
21 November 2007	31 October 2009	$0.50	$0.41	From date of grant.
21 December 2007	31 December 2008	$0.40 and $0.44	$0.46	From date of grant.
28 April 2008	31 December 2008	$0.45	$0.38	From date of grant.
28 April 2008	31 December 2010	$0.80 to $2.00	$0.08 to $0.27	From date of grant.
11 June 2008	31 December 2010	$0.80 to $2.00	$0.01 to $0.06	From date of grant.

The options carry no dividend or voting rights. Each option is convertible into one ordinary share in Allied Gold Limited when exercised.

Details of options over ordinary shares in the company provided as remuneration to each director or Allied Gold Limited and each of the key management personnel of the Group are provided in the remuneration tables presented in Section B of this report.

The assessed fair value at grant date of options to the individuals is allocated equally over the period from grant date to vesting date and the amount is included in the remuneration tables above. Fair values at grant date are independently determined using the Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option. The model inputs for the options granted during the year ended 30 June 2008 included:

	Director options	Employee options	Director options	Employee options
Exercise price	$0.40 - $0.44	$0.50	$0.45 - $2.00	$0.80 - $2.00
Grant date	21/12/2007	21/11/2007	28/3/2008	11/6/2008
Expiry date	31/12/2008	31/10/2009	31/12/2008 and 31/12/2010	31/12/2010
Share price at grant date	$0.72	$0.75	$0.75	$0.65
Expected price volatility of shares	70%	70%	50%	50%
Expected dividend yield	0%	0%	0%	0%
Risk free interest rate	6.35%	6.35%	6.31%	8.11%

The amounts paid per ordinary share by each director on the exercise of options as the date at exercise are presented in the remuneration tables presented in Section B of this report.

On 30 June 2008 M Caruso exercised 600,000 $0.45 options that were issued on 28 April 2008; no other options issued during the year also lapsed or were exercised during the year. At the time of their issue on 28 April 2008, the fair value of the options exercised by Mr Caruso was $0.38 per option; the intrinsic value of the options when exercised on 30 June 2008 was $0.14 per option.

As at 30 June 2008, an amount of $270,000 was receivable in respect of options that were converted into shares on 30 June 2008. This amount was received by the Company on 2 July 2008.

ALLIED GOLD LIMITED Directors’ report 30 June 2008

DIRECTORS’ REPORT (continued)

E.           Additional Information

As the Group has only recently transitioned into gold production and is continuing the process of establishing a stable operating base, it is considered impractical to provide a meaningful measure of Group performance in relation to executive remuneration.

It is intended that as the Group’s operations stabilise that a more structured performance measurement and reward framework for key management personnel will be designed and implemented in consultation with the Remuneration Committee. It is anticipated that such a framework will include the establishment of key performance indicators that align executive remuneration with Group performance and shareholder returns.

SCHEDULE OF MINING TENEMENTS

Mining Tenements currently held by the Group are:

The Simberi Mining Joint Venture owns ML136 covering the eastern portion of Simberi Island, the northernmost island of the Tabar group, off New Ireland, Papua New Guinea. The Tabar Exploration Joint Venture owns EL609 which covers all of Tatau and Tabar Islands, as well as the ground on Simberi Island not covered by ML136.

ENVIRONMENTAL REGULATIONS

In the course of its normal mining and exploration activities the Group adheres to environmental regulations imposed upon it by the various regulatory authorities, particularly those regulations relating to ground disturbance and the protection of rare and endangered flora and fauna.  The Company has complied with all material environmental requirements up to the date of this report.

INSURANCE OF DIRECTORS AND OFFICERS

During the year, the Company has paid an insurance premium in respect of a contract indemnifying the Company's directors and officers.  This contract prohibits disclosure of the nature of the liability and the amount of the premium.

PROCEEDINGS ON BEHALF OF THE COMPANY

No person has applied for leave of Court to bring proceedings on behalf of the Company or intervene in any proceedings to which the company is a party for the purpose of taking responsibility on behalf of the Company for all or any part of those proceedings

The Company was not a party to any such proceedings during the year.

OTHER INFORMATION

The registered office and principal place of business of the Company is Unit 15, 51-53 Kewdale Road, Welshpool, Western Australia, 6106.

NON-AUDIT SERVICES

The board of directors is satisfied that the provision of non-audit services during the year is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are satisfied that the services disclosed below did not compromise the external auditor’s independence for the following reasons:

ALLIED GOLD LIMITED Directors’ report 30 June 2008

DIRECTORS’ REPORT (continued)

•	all non - audit services are reviewed and approved by the Board of Directors prior to commencement to ensure they do not adversely affect the integrity of the auditor; and

•
the nature of the services provided do not compromise the general principles relating to auditor independence as set out in the Institute of Chartered Accountants in Australia and APES 110 Code of Ethics for Professional Accountants.

The following fees for non – audit services were paid/payable to the external auditors during the year ended 30 June 2008:

Taxation	$1,556
(BDO Kendalls Corporate Tax
(WA) Pty Ltd)

AUDITOR’S INDEPENDENCE DECLARATION

The auditor’s Independence Declaration as required under section 307C of the Corporations Act 2001 on page 69 forms part of the Directors’ Report for the year ended 30 June 2008. This relates to the audit report, where they state that they have issued an independent declaration.

Signed in accordance with a resolution of the Directors.

Mark Caruso Chairman

Dated at Perth this 30th day of September 2008

ALLIED GOLD LIMITED Income Statements For the year 30 June 2008

		Consolidated		Parent Entity
	Note	2008	2007	2008	2007
		$	$	$	$

Revenue	6	23,393,798	-	-	-
Cost of sales	7	(18,557,003)	-	-	-
Gross profit		4,836,795	-	-	-

Corporate expenses		(3,081,159)	(2,826,386)	(3,081,159)	(2,995,927)
Other operating expenses	8	(4,827,049)	(816,386)	(1,323,148)	(107,639)
Share based remuneration		(3,590,530)	(89,025)	(3,590,530)	(89,025)
Operating loss		(6,661,943)	(3,731,797)	(7,994,837)	(3,192,591)

Other expenses	8	(2,252,388)	-	31,630	-
Other income	6	31,688	5,292	-	251,544
Financial income	6	533,365	1,845,894	439,322	2,365,560
Financial expenses	8	(1,189,685)	-	(79,264)	-
Loss before tax		(9,538,963)	(1,880,611)	(7,603,149)	(575,487)
Income tax benefit/(expense)	9	-	-	-	-

Loss after tax attributable to members of the parent entity		(9,538,963)	(1,880,611)	(7,603,149)	(575,487)

Basic and diluted earnings per share (cents)	23	(2.7)	(0.7)

  The income statement is to be read in conjunction with the notes to the financial statements.

ALLIED GOLD LIMITED Balance Sheets As at 30 June 2008

	Note	Consolidated		Parent Entity
		2008 $	2007 $	2008 $	2007 $
CURRENT ASSETS
Cash and cash equivalents	28a	154,180	12,657,949	13,874	12,017,381
Trade and other receivables	10	1,758,073	81,277	330,529	8,449
Inventories	11	7,401,734	-	-	-
Derivative financial instruments	12	314,212	-	-	-
Available for sale financial assets	13	-	474,419	-	474,419
Other assets	14	531,032	85,745	6,138	85,745
Total Current Assets		10,159,231	13,299,390	350,541	12,585,994

NON-CURRENT ASSETS
Trade and other receivables	10	-	-	95,481,185	84,915,794
Derivative financial instruments	12	3,495,855	-	-	-
Investments in controlled entities	30	-	-	31,675,293	5,988,206
Available for sale financial assets	13	1,185,074	1,447,200	1,185,074	1,447,200
Property, plant and equipment	15	130,034,534	68,834,971	325,762	347,806
Exploration and evaluation expenditure	16	10,406,786	30,002,238	-	-
Total Non-Current Assets		145,122,249	100,284,409	128,667,314	92,699,006

Total Assets		155,281,480	113,583,799	129,017,855	105,285,000

CURRENT LIABILITIES
Trade and other payables	18	14,446,386	9,163,140	995,343	575,298
Borrowings	19	8,561,286	-	-	-
Derivative financial instruments	12	6,972,407	-	-	-
Provisions	20	365,819	-	184,849	-
Total Current Liabilities		30,345,898	9,163,140	1,180,192	575,298

NON-CURRENT LIABILITIES
Derivative financial instruments	12	18,911,174	-	-	-
Borrowings	19	2,739,755	-	-	-
Provisions	20	2,584,870	2,424,861	-	-
Total Non-Current Liabilities		24,235,799	2,424,861	-	-

Total Liabilities		54,581,697	11,588,001	1,180,192	575,928

NET ASSETS		100,699,783	101,995,798	127,837,663	104,709,702

EQUITY
Contributed equity	21	133,686,704	105,794,580	133,686,704	105,794,580
Reserves	22	(16,956,167)	2,693,009	5,509,423	2,670,437
Accumulated losses		(16,030,754)	(6,491,791)	(11,358,464)	(3,755,315)
TOTAL EQUITY		100,699,783	101,995,798	127,837,663	104,709,702

The balance sheet is to be read in conjunction with the notes to the financial statements.

ALLIED GOLD LIMITED Statements of changes in equity For the year ended 30 June 2008

	Issued Capital	Accumulated Losses	Share-based payments reserve	Foreign exchange translation reserve	Available for sale investments revaluation reserve	Cash Flow Hedging Reserve	Total
Consolidated	$	$	$	$	$	$	$
At 1 July 2006	87,802,197	(4,611,180)	1,823,322	(23,070)	-	-	84,991,269
Revaluation of investments available for sale	-	-	-	-	758,090	-	758,090
Translation of foreign controlled entities	-	-	-	45,642	-	-	45,642
Total income recognised directly in equity during the year	-	-	-	45,642	758,090	-	803,732
Loss for the period	-	(1,880,611)	-	-	-	-	(1,880,611)
Total recognised income and expense during the year	-	(1,880,611)	-	45,642	758,090	-	(1,076,879)
Cost of equity raising	(737,074)	-	-	-	-	-	(737,074)
Share-based payments	-	-	89,025	-	-	-	89,025
Share placements	13,054,141	-	-	-	-	-	13,054,141
Conversion of options	5,675,316	-	-	-	-	-	5,675,316
At 30 June 2007	105,794,580	(6,491,791)	1,912,347	22,572	758,090	-	101,995,798
Changes in fair value of investments available for sale	-	-	-	-	(751,544)	-	(751,544)
Translation of foreign controlled entities	-	-	-	(414,648)	-	-	(414,648)
Changes in the fair value of cash flow hedges	-	-	-	-	-	(22,073,514)	(22,073,514)
Total income recognised directly in equity during the year	-	-	-	(414,648)	(751,544)	(22,073,514)	(23,239,706)
Loss for the period	-	(9,538,963)	-	-	-	-	(9,538,963)
Total recognised income and expense during the year	-	(9,538,963)	-	(414,648)	(751,544)	(22,073,514)	(32,778,569))
Cost of equity raising	(543,123)	-	-	-	-	-	(543,123)
Share-based payments	-	-	3,590,530	-	-	-	3,590,530
Share placements	26,514,770	-	-	-	-	-	26,514,770
Conversion of options	1,920,477	-	-	-	-	-	1,920,477
At 30 June 2008	133,686,704	(16,030,754)	5,502,877	(392,076)	6,546	(22,073,514)	100,699,783

The above statement of changes in equity is to be read in conjunction with the notes to the financial statements.

ALLIED GOLD LIMITED Statements of changes in equity For the year ended 30 June 2008

	Issued Capital	Accumulated Losses	Share-based payments reserve	Foreign exchange translation reserve	Available for sale investments revaluation reserve	Total
Parent entity	$	$	$	$	$	$
At 1 July 2006	87,802,197	(3,179,828)	1,823,322	-	-	86,445,691
Change in fair value of investments available for sale	-	-	-	-	758,090	758,090
Total income recognised directly in equity during the year	-	-	-	-	758,090	758,090
Loss for the period	-	(575,487)	-	-	-	(575,487)
Total recognised income and expense during the year	-	(575,487)	-	-	758,090	182,603)
Cost of equity raising	(737,074)	-	-	-	-	(737,074)
Share-based payments	-	-	89,025	-	-	89,025
Share placements	13,054,141	-	-	-	-	13,054,141
Conversion of options	5,675,316	-	-	-	-	5,675,316
At 30 June 2007	105,794,580	(3,755,315)	1,912,347	-	758,090	104,709,702
Change in fair value of investments available for sale	-	-	-	-	(751,544)	(751,544)
Total income recognised directly in equity during the year	(543,123)	-	-	-	(751,544)	(1,294,667)
Loss for the period	-	(7,603,149)	-	-	-	(7,603,149)
Total recognised income and expense during the year	(543,123)	(7,603,149)	-	-	(751,544)	(8,897,816)
Cost of equity raising	(543,123)	-	-	-	-	(543,123)
Share-based payments	-		3,590,530	-	-	3,590,530
Share placements	26,514,770	-	-	-	-	26,514,770
Conversion of options	1,920,477	-	-	-	-	1,920,477
At 30 June 2008	133,686,704	(11,358,464)	5,502,877	-	6,546	127,837,663

The above statement of changes in equity is to be read in conjunction with the notes to the financial statements.

ALLIED GOLD LIMITED Cash flow statements For the year ended 30 June 2008

	Note	Consolidated		Parent Entity
		2008 $	2007 $	2008 $	2007 $
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers		21,748,690	-	-	-
Payments to suppliers & employees		(21,374,990)	(3,634,401)	(3,614,372)	(2,471,267)
Interest received		533,365	1,845,894	439,322	1,845,894
Interest paid		(1,189,685)	-	(79,264)	-
Net cash used by operating activities	28b	(282,620)	(1,788,507)	(3,254,314)	(625,373)

CASH FLOWS FROM INVESTING ACTIVITIES
Payment for purchase of interest in project		-	5,000	-	757,260
Purchase of equity investments		(14,999)	32,865	(14,999)	-
Purchase of plant & equipment		(40,223,122)	(49,075,130)	(103,840)	(95,590)
Exploration and evaluation expenditure		(13,075,876)	(9,924,639)	-	-
Funds advanced to controlled entities		-	-	(35,265,436)	(61,244,588)
Net cash used in investing activities		(53,313,997)	(58,961,904)	(35,384,275)	(60,582,918)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issue of securities		26,891,855	18,729,457	26,891,855	18,729,457
Costs of raising equity capital		(256,773)	(737,074)	(256,773)	(737,074)
Proceeds from borrowings		23,393,561	-	-	-
Repayments of borrowings		(8,935,838)	-	-	-
Net cash generated by financing activities		41,092,805	17,992,383	26,635,082	17,992,383

Net decrease in cash and cash equivalents		(12,503,812)	(42,758,028)	(12,003,507)	(43,215,908)
Cash and cash equivalents at beginning of financial year		12,657,949	55,370,334	12,017,381	55,233,289
Effects of exchange rate changes on the balance of cash and cash equivalents		43	45,643	-	-
Cash and cash equivalents at end of financial year	28a	154,180	12,657,949	13,874	12,017,381

The cash flow statement is to be read in conjunction with the notes to the financial statements.

ALLIED GOLD LIMITED Notes to the financial statements 30 June 2008

1.           Reporting entity

Allied Gold Limited (“the parent entity”) is a listed public company, incorporated and domiciled in Australia. The financial report includes separate financial statements for the parent entity and the consolidated entity comprising the parent entity and its controlled entities (“the consolidated entity” or “Group”).

The financial report was approved by the Board of Directors on 29 September 2008.

2.           Basis of preparation

(a)          Statement of compliance

This general-purpose financial report has been prepared in accordance with Australian Accounting Standards, other authorised pronouncements of the Australian Accounting Standards Board, Australian Accounting Interpretations and the Corporations Act 2001.  The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (‘AIFRS’).  Compliance with AIFRS ensures that the financial report of the consolidated entity complies with International Financial Reporting Standards.

(b)          Basis of measurement

This financial report has been prepared under the historical cost convention, as modified by the revaluation of available for sale financial assets and derivative financial instruments.

(c)          Functional and presentation currency

Items included in the financial report of each controlled entity in the consolidated entity are measured using the currency of the primary economic environment in which that entity operates (“the functional currency”). The consolidated financial report is presented in Australian dollars which is the parent entity’s functional and presentation currency.

(d)          Critical accounting estimates

The preparation of the financial statements in accordance with Australian Accounting Standards requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses.

These estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates.

The estimates and assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial report, are disclosed in note 4.

3.           Statement of significant accounting policies

The significant accounting policies adopted in the presentation of the financial report are set out below. The accounting policies have been consistently applied to all periods presented in the financial report and by all entities comprising the consolidated entity for the purposes of the consolidated financial report, unless otherwise stated. Changes to the presentation and classification of items in the financial report arising from a significant change in the nature of the consolidated entity’s activities during the period are described in accounting policy 3(z).

ALLIED GOLD LIMITED Notes to the financial statements 30 June 2008 (continued)

3.           Statement of significant accounting policies (continued)

(a)          New accounting standards and interpretations

In the current year, the consolidated entity has adopted all of the new and revised accounting standards and interpretations issued by the Australian Accounting Standards Board that are relevant to its operations and that became effective for the current annual reporting period.  In the current annual reporting period, the consolidated entity has not elected to adopt any new or revised accounting standards prior to their mandatory application dates.

Certain new accounting standards, amendments to existing accounting standards and new interpretations have been published that are not mandatory for 30 June 2008 reporting periods.  The consolidated entity’s and the parent entity’s assessment of the impact of these new standards and interpretations is set out below:

•
AASB 8 Operating Segments and AASB 2007-3 Amendments to Australian Accounting Standards arising from AASB 8 are effective for annual reporting periods commencing on or after 1 January 2009. AASB 8 specifies the basis and details of disclosures concerning operating segments. Application of AASB 8 may result in different segments, segment results and different types of information being reported in the segment note of the financial report. AASB 8 is not expected to affect any of the amounts recognised in the financial statements.

•
Revised AASB 123 Borrowing Costs and AASB 2007-6 Amendments to Australian Accounting Standards arising from AASB 123 [AASB 1, AASB 101, AASB 107, AASB 111, AASB 116 & AASB 138 and Interpretations 1 & 12] are effective for annual reporting periods commencing on or after 1 January 2009.  The amended AASB 123 will require all borrowing costs associated with a qualifying asset to be capitalised. This will have no impact on the consolidated entity’s financial report as the consolidated entity’s existing accounting policy for borrowing costs (refer accounting policy 3(f)) is consistent with the requirements of the amended AASB 123.

•
Revised AASB 101 Presentation of Financial Statements, AASB 2007-8 Amendments to Australian Accounting Standards Arising from AASB 101 and AASB 2007-10 Further Amendments to Australian Accounting Standards Arising from AASB 101 will be effective for annual reporting periods commencing on or after 1 January 2009. The revised AASB 1 and related amendments require the presentation of a statement of comprehensive income and makes changes to the statement of changes in equity, but will not affect any of the amounts recognised in the financial report.

•
AASB-I 12 Service Concession Arrangements, AASB 2007-1 Amendments to Australian Accounting Standards arising from AASB Interpretation 12 and UIG 129 Service Concession Arrangements: Disclosures are effective for annual reporting periods commencing on or after 1 January 2008. This interpretation deals with accounting for publicly owned infrastructure constructed, operated and maintained by the private sector and will have no impact on the consolidated entity’s financial report.

•
AASB-I 13 Customer Loyalty Programs will be effective for annual reporting periods commencing on or after 1 July 2008. It will have no affect on the consolidated entity’s financial report as the consolidated entity does not operate any customer loyalty programs.

•
AASB-I 14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction will be effective for annual reporting periods commencing on or after 1 January 2008.  It will have no affect on the consolidated entity’s financial report as the consolidated entity does not operate any defined benefit plans.

•
Re-issued AASB 3 Business Combinations. The revised standard introduces more detailed guidance on accounting for step acquisitions, adjustments to contingent consideration, assets acquired that the purchaser does not intend to use, reacquired rights and share-based payments as part of purchase consideration. Also, all acquisition costs will have to be expensed instead of being recognised as part of goodwill. This re-issued standard is not mandatory until reporting periods commencing 1 July 2009. The consolidated entity will be most impacted with respect to acquisition costs for any business combinations that occur post-1 July 2009. There is no requirement to retrospectively apply this updated standard when it comes into force.

ALLIED GOLD LIMITED Notes to the financial statements 30 June 2008 (continued)

3.           Statement of significant accounting policies (continued)

(a)          New accounting standards and interpretations (continued)

•
AASB 2008-1 Amendments to AASB 2 Share-based Payments Vesting Conditions and Cancellations. The definition of vesting conditions has changed and the accounting treatment clarified for cancellations to share-based payment arrangements by the counterparty. This is to ensure that conditions other than performance conditions do not result in a 'true up' of the share-based payment expense and are treated in a manner similar to market conditions. This amendment applies to periods commencing on or after 1 January 2009. To date the entity has not issued any shares or options to employees that include non-vesting conditions and as such there will be no impact on the financial statements when this revised standard is adopted for the first time.

•
IAS 27 Consolidated and Separate Financial Statements, IAS 18 Revenue and IAS 36 Impairment of Assets. These standards, issued May 2008, are to be issued as AASBs in the near future. When issued, these standards will apply for periods commencing on or after 1 January 2009. The impact of the standards is the removal of the definition of the “cost method” in IAS 27, meaning that pre and post-acquisition dividends no longer need to be differentiated and all dividends are to be recognised as revenue. However, whenever a dividend is received from a subsidiary, associate or jointly controlled entity, an impairment test will be required under IAS 36 where there is an indicator for impairment.

 (b)         Basis of Consolidation

Controlled entities
A controlled entity is any entity over which the parent entity has the power to govern the financial and operating policies so as to obtain benefits from its activities.  In assessing control, potential voting rights that are presently exercisable or convertible are taken into account. Controlled entities are included in the consolidated financial report from the date on which control is transferred to, or acquired by the parent entity, until the date control ceases.

Investments in controlled entities are accounted for at the lower of cost or net realisable value in the separate financial statements of the parent entity.  A list of controlled entities during the year ended 30 June 2008 is presented in note 30.

Transactions eliminated on consolidation
Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated on consolidation. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred.

Minority interests in the results and equity of controlled entities that are shown separately in the consolidated income statement and balance sheet respectively.

(c)          Foreign currency translation

Transaction and balances
Foreign currency transactions are translated into Australian dollars at exchange rates ruling at the dates of transactions.  Monetary assets and liabilities denominated in foreign currencies at balance date are translated to Australian dollars at the rate of exchange ruling on that date.  Foreign exchange differences arising on translation are recognised in the income statement.  Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.  Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Australian dollars at foreign exchange rates ruling at the dates the fair value was determined.

ALLIED GOLD LIMITED Notes to the financial statements 30 June 2008 (continued)

3.           Statement of significant accounting policies (continued)

(c)          Foreign currency translation (continued)

Financial statements of foreign operations
The assets and liabilities of foreign operations are translated to Australian dollars at foreign exchange rates ruling at the balance sheet date.  The revenue and expenses of foreign operations are translated to Australian dollars at rates approximating the foreign exchange rates ruling at the dates of the transaction.  Exchange differences arising on translation are recognised directly in a separate component of equity.

(d)          Revenue

Sales are recognised as revenue only when there has been a passing of title and risk to the customer, and:

•	the product is in a form suitable for delivery and no further processing is required by, or on behalf of, the consolidated entity;
•	the quantity and grade of the product can be determined with reasonable accuracy;
•	the product has been dispatched to the customer and is no longer under the physical control of the consolidated entity (or property in the product has earlier passed to the customer);
•	the selling price can be measured reliably;
•	it is probable that the economic benefits associated with the transaction will flow to the consolidated entity; and
•	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Sales revenue represents the gross proceeds receivable from the customer.

(e)          Financing income

Financing income represents interest income which is recognised in the income statement as it accrues, using the effective interest method.

(f)           Financing costs

Financing costs are calculated using the effective interest method and include interest, amortisation of discounts or premiums relating to borrowings and amortisation of ancillary costs incurred in connection with arrangement of borrowings and foreign exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs.

Financing costs are expensed as incurred unless they relate to qualifying assets.  Qualifying assets are assets which take a substantial period of time to get ready for their intended use or sale.  Where funds are borrowed specifically for the acquisition, construction or production of a qualifying asset, the amount of borrowing costs capitalised is the amount incurred in relation to that borrowing, net of any interest earned on those borrowings.  Where funds are borrowed generally, borrowing costs are capitalised using a weighted average capitalisation rate.

(g)          Income Tax

Income tax on profit or loss for the year comprises current and deferred tax.  Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax paid or payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax paid or payable in respect of previous years.

ALLIED GOLD LIMITED Notes to the financial statements 30 June 2008 (continued)

3.           Statement of significant accounting policies (continued)

(g)          Income Tax (continued)

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.  The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.  Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.  Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the consolidated entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions or deductibility imposed by the law.

(h)          Non-derivative financial assets

Non-derivative financial instruments comprise investments in equity and debt securities, trade and other receivables and cash and cash equivalents. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date. The classification depends on the purpose for which the financial assets were acquired or executed.

Non-derivative financial assets are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non derivative financial instruments are measured as described below.

Held to maturity investments
If the consolidated entity has the positive intent and ability to hold securities to maturity, then they are classified as held-to-maturity. Held-to-maturity investments are measured at amortised cost using the effective interest method, less any impairment losses (refer accounting policy 3(o)).

Available-for-sale financial assets
The consolidated entity’s investments in equity securities are classified as available-for sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses (refer accounting policy 3(o), and foreign exchange gains and losses on available-for-sale monetary items, are recognised directly in equity. When an investment is de-recognised, the cumulative gain or loss in equity is transferred to profit or loss. Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of, or otherwise realise, the investment within twelve months of the reporting date.

Financial assets at fair value through profit or loss
An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the consolidated entity manages such investments and makes purchase and sale decisions based on their fair value in accordance with the consolidated entity’s documented risk management or investment strategy. Upon initial recognition attributable transaction costs are recognised in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognised in profit or loss.

ALLIED GOLD LIMITED Notes to the financial statements 30 June 2008 (continued)

3.           Statement of significant accounting policies (continued)

(h)         Non-derivative financial assets (continued)

Cash and cash equivalents
Cash comprises cash on hand and demand deposits.  Cash equivalents are short term, highly liquid investments that are readily convertible to known amounts of cash, which are subject to an insignificant risk of changes in value and have a maturity of three months or less on the date they are acquired by the consolidated entity.

Bank overdrafts are shown within short-term borrowings in current liabilities on the balance sheet.

Trade and other receivables
Trade and other receivables are measured at amortised cost using the effective interest method, less any impairment losses (refer accounting policy 3(o)).

Trade and other receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, unless their remaining contractual maturity is greater than twelve months after the reporting date in which case they are classified as noncurrent assets.

Derecognition of financial assets
Financial assets are derecognised when the rights to receive cash flows from the assets have expired or have been transferred and the consolidated entity has transferred substantially all the risks and rewards of ownership.

(i)          Inventories

Raw materials and stores, work in progress and finished goods are physically measured or estimated and valued at the lower of cost and net realisable value. Net realisable value less costs to sell is assessed annually based on the amount estimated to be obtained from sale of the item of inventory in the normal course of business, less any anticipated costs to be incurred prior to its sale.

Cost is determined primarily on the basis of average costs. For processed inventories, cost is derived on an absorption costing basis. Cost comprises cost of purchasing raw materials and cost of production, including attributable mining and processing overheads.

Non-current ore stockpile is ore which is not scheduled to be processed in the twelve months after the reporting date. The consolidated entity believes the processing of these stockpiles will have a future economic benefit to the consolidated entity and accordingly values these stockpiles at the lower of cost or net realisable value.

Inventories of consumable supplies and spare parts expected to be used in production are valued at the lower of weighted average cost, which includes the cost of purchase as well as transportation and statutory charges, or net realisable value. Any provision for obsolescence is determined by reference to specific stock items identified.

(j)          Derivatives and hedging activities

Derivative instruments
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The consolidated entity designates certain derivatives as either:

•	Hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge);
or
•	Hedges of the cash flows of recognised assets and liabilities and highly probable forecast transactions (cash flow hedge).

ALLIED GOLD LIMITED Notes to the financial statements 30 June 2008 (continued)

3.           Statement of significant accounting policies (continued)

(j)          Derivatives and hedging activities (continued)

At the inception of the hedging transaction, the consolidated entity documents the relationship between the hedging instrument and the hedged item, as well as its risk management objective and strategy for undertaking various hedge transactions. The consolidated entity also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been, and will continue to be, highly effective in offsetting changes in fair values or cash flows of hedged items.

The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is greater than twelve months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than twelve months. Trading derivatives are classified as a current asset or liability.

Fair value hedge
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the ineffective portion is recognised in the income statement within other income or other expenses.

The consolidated entity did not have any fair value hedges in the period covered by this financial report.

Cash flow hedge
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve. The gain or loss relating to any ineffective portion is recognised immediately in the income statement within other income or other expenses. The group has decided not to separate out time and intrinsic value but retain one single fair value to all option derivatives and measure hedge effectiveness consistent with this.

Amounts accumulated in equity are recognised in the income statement in the periods when the hedged item affects profit or loss (for instance when the forecast sale that is hedged takes place).

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Derivatives that do not qualify for hedge accounting
Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement and are included in other income or other expenses.

(k)         Exploration and evaluation expenditure

Exploration and evaluation expenditure comprises costs that are directly attributable to researching and analysing existing exploration data; conducting geological studies, exploratory drilling and sampling; examining and testing extraction and treatment methods; and/or compiling prefeasibility and feasibility studies. Exploration expenditure relates to the initial search for deposits with economic potential. Evaluation expenditure arises from a detailed assessment of deposits that have been identified as having economic potential.

Exploration and evaluation expenditure (including amortisation of capitalised licence costs) is charged to the income statement as incurred except in the following circumstances, in which case the expenditure may be capitalised:

•	the exploration and evaluation activity is within an area of interest for which it is expected that the expenditure will be recouped by future exploitation or sale; or

ALLIED GOLD LIMITED Notes to the financial statements 30 June 2008 (continued)

3.           Statement of significant accounting policies (continued)

(k)         Exploration and evaluation expenditure (continued)

•	at the balance sheet date, exploration and evaluation activity has not reached a stage which permits a reasonable assessment of the existence of commercially recoverable reserves.

Capitalised exploration and evaluation expenditure considered to be tangible is recorded as a component of property, plant and equipment at cost less impairment charges. Otherwise, it is recorded as an intangible asset. As the asset is not available for use, it is not depreciated. All capitalised exploration and evaluation expenditure is monitored for indications of impairment. Where a potential impairment is indicated, assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash generating unit) to which the exploration is attributed. Exploration areas at which reserves have been discovered but that require major capital expenditure before production can begin are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is under way or planned. To the extent that capitalised expenditure is not expected to be recovered it is charged to the income statement.

Cash flows associated with exploration and evaluation expenditure (comprising both amounts expensed and amounts capitalised) are classified as investing activities in the cash flow statement.

(l)          Development expenditure

When proved reserves are determined and development is sanctioned, capitalised exploration and evaluation expenditure is reclassified as “Other Mineral Assets”, and is disclosed as a component of property, plant and equipment. Development expenditure is capitalised and classified as “Other Mineral Assets”. The asset is not depreciated until construction is completed and the asset is available for use.

(m)        Property, plant and equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation (see below) and impairment losses (see accounting policy 3(o)). Cost includes expenditures that are directly attributable to acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, an appropriate proportion of fixed and variable overheads and capitalised borrowing costs.  The cost of self-constructed assets and acquired assets include (i) the initial estimate of the time of installation and during the period of use, when relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and (ii) changes in the measurement of existing liabilities recognised for these costs resulting from changes in the timing or outflow of resources required to settle the obligation or from changes in the discount rate.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Costs incurred on property, plant and equipment subsequent to initial acquisition are capitalised when it is probable that future economic benefits in excess of the originally assessed performance of the asset will flow to the consolidated entity in future years.  Where these costs represent separate components they are accounted for as separate assets and are separately depreciated over their useful lives.

Costs incurred on property, plant and equipment which do not meet the criteria for capitalisation are expensed as incurred.

The cost of each item of property, plant and equipment is depreciated over its expected useful life reflecting the pattern in which the assets' future economic benefits are expected to be consumed. For the  majority of assets this is accomplished using the unit-of-production method based on estimated recoverable gold ounces contained in proved and probable ore reserves, although some assets are depreciated using a percentage based on time. Land is not depreciated.

Acquired mineral rights are capitalised and classified as “Other mineral assets” and depreciated from commencement of production. The consolidated entity’s mineral leases are of sufficient duration (or convey a legal right to renew for a sufficient duration) to enable all proven and probable reserves to be mined in accordance with current production schedules.

ALLIED GOLD LIMITED Notes to the financial statements 30 June 2008 (continued)

3.           Statement of significant accounting policies (continued)

(m)        Property, plant and equipment (continued)

Depreciation of property, plant and equipment
Property, plant and equipment is depreciated over its useful life, or over the remaining mine life if shorter.  Residual values and useful lives are reviewed, and adjusted if appropriate at each balance sheet date. Changes to the estimated residual values or useful lives are accounted for prospectively.

The major categories of property, plant and equipment are depreciated on a units of use and / or a straight- line basis as follows:

Units of production basis
For mining properties and leases and certain mining equipment, the economic benefits from the asset are consumed in a pattern which is linked to the production level. Except as noted below, such assets are depreciated on a units of production basis.

In applying the units of production method, depreciation is normally calculated using the quantity of material extracted from the mine in the period as a percentage of the total quantity of material to be extracted in current and future periods based on proved and probable reserves.

Straight line basis
Assets within operations for which production is not expected to fluctuate significantly from one year to another or which have a physical life shorter than the remaining mine life are depreciated on a straight line basis as follows:

Plant and equipment	3 to 8.5 years
Buildings	8.5 years
Other mineral assets	3 to 8.5 years

An assets’ carrying amount is written down immediately to its recoverable amount if the assets’ carrying amount is greater than its estimated recoverable amount (refer accounting policy 3(o)).

Gains and losses on disposals are determined by comparing disposal proceeds with the carrying amount of the asset at the time of disposal. Gains and losses on disposal are included in the income statement.

 (n)        Deferred mining costs

Overburden and other mine waste materials are often removed during the initial development of a mine site in order to access the mineral deposit. This activity is referred to as development stripping. The directly attributable costs (inclusive of an allocation of relevant overhead expenditure) are capitalised as development costs. Capitalisation of development stripping costs ceases, and depreciation of those capitalised costs commences, at the time that saleable materials begin to be extracted from the mine. Depreciation of capitalised development stripping costs is determined on a unit of production basis for each separate area of interest.

Removal of waste material normally continues throughout the life of a mine. This activity is referred to as production stripping and commences at the time that saleable materials begin to be extracted from the mine. The costs of production stripping are charged to the income statement as operating costs when the ratio of waste material to ore extracted for an area of interest is expected to be constant throughout its estimated life. When the ratio of waste to ore is not expected to be constant, production stripping costs are accounted for as follows:

•	All costs are initially charged to the income statement and classified as operating costs.
•	When the current ratio of waste to ore is greater than the estimated life-of-mine ratio, a portion of the stripping costs (inclusive of an allocation of relevant overhead expenditure) is capitalised.
•	In subsequent years when the ratio of waste to ore is less than the estimated life-of-mine ratio, a portion of capitalised stripping costs is charged to the income statement as operating costs.

ALLIED GOLD LIMITED Notes to the financial statements 30 June 2008 (continued)

3.           Statement of significant accounting policies (continued)

(n)         Deferred mining costs (continued)

The amount of production stripping costs capitalised or charged in a financial year is determined so that the stripping expense for the financial year reflects the estimated life-of-mine ratio. Changes to the estimated life-of-mine ratio are accounted for prospectively from the date of the change. Capitalised development stripping costs are classified as ‘Property, plant and equipment’ and capitalised production stripping costs are classified as ‘Other mineral assets’. These assets are considered in combination with other assets of an operation for the purpose of undertaking impairment assessments.

(o)          Impairment of assets

The carrying amount of the consolidated entity’s assets, other than inventories (see accounting policy 3(i)), and deferred tax assets (see accounting policy 3(g), are reviewed at each balance sheet date to determine whether there is any indication of impairment.  If any such indication exists, the asset’s recoverable amount is estimated.

For goodwill, the recoverable amount is estimated at least annually.

An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement unless the asset has previously been revalued, in which case the impairment loss is recognised as a reversal to the extent of that previous revaluation with any excess recognised through the income statement.

Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

Calculation of recoverable amount
The recoverable amount of the consolidated entity’s receivables carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (that is, the effective interest rate computed at initial recognition of these financial assets).  Receivables with a short duration are not discounted.

Impairment of receivables is not recognised until objective evidence is available that a loss event has occurred.  Significant receivables are individually assessed for impairment.  Non-significant receivables are not individually assessed.  Instead, impairment testing is performed by placing non-significant receivables in portfolios of similar risk profiles, based on objective evidence from historical experience adjusted for any effects of conditions existing at each balance date.

The recoverable amount of other assets is the greater of their fair value, less costs to sell, and value in use.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Reversals of impairment
An impairment loss in respect of goodwill is not reversed.

An impairment loss in respect of receivables carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

In respect of other assets, an impairment loss is reversed when there is an indication that the impairment may no longer exist and if there has been a change in the estimates used to determine the recoverable amount.

ALLIED GOLD LIMITED Notes to the financial statements 30 June 2008 (continued)

3.           Statement of significant accounting policies (continued)

(o)          Impairment of assets (continued)

An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(p)          Non derivative financial liabilities

Trade and other payables
Liabilities are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the consolidated entity.  Trade and other payables are stated at cost.

Interest bearing borrowings
Interest bearing borrowings are recognised initially at fair value less attributable transaction costs.  Subsequent to initial recognition, interest bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest rate basis.

(q)          Provisions

A provision is recognised in the balance sheet when the consolidated entity has a present legal, equitable or constructive obligation as a result of a past event, and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain. If the effect is material, provisions are determined by discounting the expected future cash flows at the pre-tax rate that reflects current market assessments of the time value of money, and where appropriate, the risks specific to the activity.

Restoration and rehabilitation
A provision is raised for the restoration and rehabilitation of each mine site. Restoration and rehabilitation works can include facility decommissioning and dismantling; removal or treatment of waste materials; land rehabilitation; and site restoration. The extent of the work required and the associated costs are dependent on the relevant regulatory requirements and the consolidated entity’s environmental policies.

A provision for restoration and rehabilitation is recognised at the time that environmental disturbance occurs. When the extent of disturbance increases over the life of the mine site, the provision is increased accordingly. The provision recognised represents management’s best estimate of the present value of the all future costs required to restore and rehabilitate each mine site in connection with environmental disturbances that have occurred at the reporting date.

Restoration and rehabilitation provisions are measured as the full amount that has been estimated based on current costs required to settle present obligations, discounted using a pre-tax discount rate, reflecting current market assessments of the time value of money. Adjustments to the estimated amount and timing of future restoration and rehabilitation cash flows are possible in light of the significant judgements and estimates involved. Factors that may influence changes in the estimated cash flows include revisions to estimated reserves, resources and life of a mine site; developments in technology; regulatory requirements; changes in the estimated costs of activities including the effects of inflation and changes in exchange rates; and change in interest rates affecting the discount rate applied.

On initial recognition of a provision for restoration and rehabilitation, the corresponding cost is capitalised as an asset, representing part of the cost of acquiring the future economic benefits of the operation.  The capitalised cost of restoration and rehabilitation activities is recognised in “Property, plant and equipment” and depreciated accordingly. The value of the provision is progressively increased over time as the effect of discounting unwinds, creating an expense recognised in financial expenses.

Dividends
A provision for dividends is recognised in the reporting period in which the dividends are declared.

ALLIED GOLD LIMITED Notes to the financial statements 30 June 2008 (continued)

3.           Statement of significant accounting policies (continued)

(q)         Provisions (continued)

Onerous contracts
A provision for onerous contracts is recognised when the expected benefits to be derived by the consolidated entity from a contract are lower than the unavoidable costs of meeting its obligations under the contract.

(r)         Employee benefits

Wages, salaries and annual leave
Liabilities for employee benefits for wages, salaries and annual leave expected to be settled within 12 months of the year end represent present obligations resulting from employees’ services provided to the reporting date, calculated at undiscounted amounts based on remuneration wage and salary rates that the consolidated entity expects to pay as at the reporting date including related on-costs.

Long-term service benefits
The provisions for employee entitlements to long service leave and other deferred employee benefits represent the present value of the estimated future cash outflows to be made by the consolidated entity resulting from employees’ services provided up to the reporting date and include related on-costs.  In determining the liability for long service leave, consideration has been given to future increases in wage and salary rates, and the consolidated entity’s experience with staff departures.

Liabilities for employee entitlements which are not expected to be settled within twelve months are discounted using the rates attached to national government securities at the reporting date, which most closely match the terms of maturity of the related liabilities.

Defined contribution plans
Obligations for contributions to defined contribution plans are recognised as an expense in the income statement as incurred.

(s)         Leases

Leases of property, plant and equipment where substantially all the risks and rewards of ownership are transferred to the consolidated entity, as lessee, are classified as finance leases. Finance leases are capitalised at the inception of the lease at the fair value of the leased property, or if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are recorded as a liability. Each lease payment is apportioned between the liability and finance cost. The finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated in accordance with the consolidated entity’s depreciation policy (refer accounting policy 3(m).

Leases in which a significant proportion of the risks and rewards of ownership are not transferred to the consolidated entity as lessee are classified as operating leases. Payments under operating leases, net of any incentives received from the lessor) are charged to the income statement on a straight line basis over the life of the lease.

Lease income from operating leases where the consolidated entity is a lessor are recognised in income statement on a straight line basis over the life of the lease.

(t)          Financial guarantee contracts

Financial guarantee contracts are recognised as financial liability at the time the guarantee is issued. The liability is initially measured at fair value and subsequently at the higher of the amount determined in accordance with AASB 137 Provisions, Contingent Liabilities and Contingent Assets and the amount initially recognised less accumulated amortisation, where appropriate.

ALLIED GOLD LIMITED Notes to the financial statements 30 June 2008 (continued)

3.           Statement of significant accounting policies (continued)

(t)          Financial guarantee contracts (continued)

The fair value of the guarantee is determined as the present value of the difference in the net cash flows between the contractual payments under the debt instrument and the payments that would be required without the guarantee, or the estimated amount that would be payable to a third party for assuming the obligations.

Where guarantees in relation to loans or other payables of subsidiaries or associates are provided for no compensation, the fair values are accounted for as contributions and recognised as part of the cost of the investment.

(u)         Share based payments

The consolidated entity provides benefits to its directors and employees in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (‘equity-settled transactions’).

Details of plans currently in place to provide these benefits are as follows:

•	the Employee Option Incentive Scheme (EOIS), which provides benefits to employees in the form of options to subscribe for shares subject to vesting periods; and
•	specific incentive arrangements for non-executive directors whereby upon achievement of a particular milestone the director will become entitled to a given number of shares or options.

The cost of these equity-settled transactions with directors and employees is measured by reference to the fair value at the date at which they are granted.  The fair value is determined using a binomial model.

In valuing equity-settled transactions, no account is taken of any performance conditions. The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (‘vesting date’).  The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the directors, will ultimately vest.

This opinion is formed based on the best available information at the reporting date. No expense is recognised for awards that do not ultimately vest. Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately.  However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.  The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

(v)          Earnings per share

The consolidated entity presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the parent entity by the weighted average number of shares outstanding during the period, adjusted for bonus elements in ordinary shares issued during the year.

Diluted EPS adjusts the figures used in the determination of basic EPS to take into account the after income tax effect of interest and other financing costs associated with the dilutive potential ordinary shares and the weighted average number of additional ordinary shares that would have been outstanding assuming conversion of all dilutive potential ordinary shares.

ALLIED GOLD LIMITED Notes to the financial statements 30 June 2008 (continued)

3.           Statement of significant accounting policies (continued)

(w)         Contributed equity

Ordinary shares are classified as equity. Issued and paid up capital is recognised at the fair value of the consideration received by the parent entity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(x)          Goods and services tax

Revenue, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO).  In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of expense. Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the Balance Sheet.

Cash flows are included in the statement of cash flows on a gross basis.  The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(y)          Segment Reporting

A segment is a distinguishable component of the consolidated entity that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

(z)          Changes in presentation and classification of items in the financial report

In the financial year ended 30 June 2008, there was a significant change in the nature of the consolidated entity’s activities when production of gold commenced in February 2008.  As a consequence of this significant change in activities, the presentation and classification of certain items in the financial report has been changed from the prior year to provide a more appropriate presentation of the consolidated entity’s financial performance and position. The significant changes adopted were:

•	A revised presentation of the income statement was adopted and prior period amounts were reclassified to conform with this presentation.
•
Development and expenditure and evaluation and exploration expenditure has been classified as investing cash flows in the statement of cash flows. In the prior period these items were included in operating cash flows.

4.           Critical accounting estimates and judgments

The preparation of the consolidated financial statements requires management to make judgements and estimates and form assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial report, and the reported revenue and expenses during the periods presented therein. On an ongoing basis, management evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances, the results of which form the basis of the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

ALLIED GOLD LIMITED Notes to the financial statements 30 June 2008 (continued)

4.           Critical accounting estimates and judgments (continued)

The consolidated entity has identified the following critical accounting policies under which significant judgements, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods. Further details of the nature of these assumptions and conditions may be found in the relevant notes to the financial statements.

Reserve estimates
Reserves are estimates of the amount of product that can be economically and legally extracted from the consolidated entity’s properties. In order to calculate reserves, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates. Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies or fields to be determined by analysing geological data such as drilling samples. This process may require complex and difficult geological judgements and calculations to interpret the data.

The consolidated entity is required to determine and report ore reserves under the principles incorporated in the Australasian Code for Reporting of Mineral Resources and Ore Reserves December 2004, known as the JORC Code. The JORC Code requires the use of reasonable investment assumptions to calculate reserves. For example, if current prices remain above long-term historical averages for an extended period of time, internal assumptions about future prices may involve the use of lower prices to estimate reserves under the JORC Code. Lower price assumptions generally result in lower estimates of reserves.

Because the economic assumptions used to estimate reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period. Changes in reported reserves may affect the consolidated entity’s financial results and financial position in a number of ways, including the following:

•	Asset carrying values may be affected due to changes in estimated future cash flows.

•
Depreciation, depletion and amortisation charged in the income statement may change where such charges are determined by the units of production basis, or where the useful economic lives of assets change.

•	Overburden removal costs recorded on the balance sheet or charged to the income statement may change due to changes in stripping ratios or the units of production basis of depreciation.

•	Decommissioning, site restoration and environmental provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities.

•	The carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

Exploration and evaluation expenditure
The consolidated entity’s accounting policy for exploration and evaluation expenditure results in certain items of expenditure being capitalised for an area of interest where it is considered likely to be recoverable by future exploitation or sale or where the activities have not reached a stage which permits a reasonable assessment of the existence of reserves. This policy requires management to make certain estimates and assumptions as to future events and circumstances, in particular whether an economically viable extraction operation can be established. Any such estimates and assumptions may change as new information becomes available. If, after having capitalised the expenditure under the policy, a judgement is made that recovery of the expenditure is unlikely, the relevant capitalised amount will be written off to the income statement.

ALLIED GOLD LIMITED Notes to the financial statements 30 June 2008 (continued)

4.           Critical accounting estimates and judgments (continued)

Development expenditure
Development activities commence after project sanctioning by the appropriate level of management. Judgement is applied by management in determining when a project is economically viable. In exercising this judgement, management is required to make certain estimates and assumptions similar to those described above for capitalised exploration and evaluation expenditure. Any such estimates and assumptions may change as new information becomes available. If, after having commenced the development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the income statement.

Property, plant and equipment – recoverable amount
In accordance with the consolidated entity’s accounting policy, each asset or cash generating unit is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss recognised to the extent that carrying amount exceeds recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties, and is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal. Value in use is also generally determined as the present value of the estimated future cash flows, but only those expected to arise from the continued use of the asset in its present form and its eventual disposal. Present values are determined using a risk-adjusted pre-tax discount rate appropriate to the risks inherent in the asset. Future cash flow estimates are based on expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors), reserves, operating costs, restoration and rehabilitation costs and future capital expenditure. This policy requires management to make these estimates and assumptions which are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be impaired and the impairment would be charged against the income statement.

Restoration and rehabilitation
The consolidated entity’s accounting policy requires the recognition of provisions for the restoration and rehabilitation of each site. The provision recognised represents management’s best estimate of the present value of the future costs required. Significant estimates and assumptions are made in determining the amount of restoration and rehabilitation provisions. Those estimates and assumptions deal with uncertainties such as: requirements of the relevant legal and regulatory framework; the magnitude of possible contamination and the timing, extent and costs of required restoration and rehabilitation activity. These uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision recognised for each site is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs for operating sites are recognised in the balance sheet by adjusting both the restoration and rehabilitation asset and provision. Such changes give rise to a change in future depreciation and financial charges.

Share based payments
The consolidated entity issues equity settled share based payments to employees and third parties. Such payments are measured at their fair value at the date of grant. Fair value is measured using a binomial pricing model that requires the exercise of judgement in relation to variables such as expected volatilities and dividend yields based on information available at the time the fair value is measured.

Derivative Financial Instruments
The consolidated entity uses derivative financial instruments including call and put options to partially hedge its exposure to downward movements in the price of gold. At each reporting date, the fair value of outstanding options is measured using pricing models that require the exercise of judgement in relation to variables such as expected volatilities based on information available at the reporting date. As the underlying drivers for those judgements are constantly changing, the reported derivative financial assets and liabilities are an estimate that may materially change post balance date.

ALLIED GOLD LIMITED
Notes to the financial statements
30 June 2008
(continued)

4.           Critical accounting estimates and judgments (continued)

Taxation
The consolidated entity’s accounting policy for taxation requires management’s judgement in assessing whether deferred tax assets and certain deferred tax liabilities are recognised on the balance sheet. Deferred tax assets, including those arising from unrecouped tax losses, capital losses and temporary differences, are recognised only where it is considered more likely than not that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Deferred tax liabilities arising from temporary differences in investments, caused principally by retained earnings held in foreign tax jurisdictions, are recognised unless repatriation of retained earnings can be controlled and are not expected to occur in the foreseeable future.

Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, restoration and rehabilitation costs, capital expenditure, dividends and other capital management transactions. Judgements are also required about the application of income tax legislation. These judgements and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognised on the balance sheet and the amount of other tax losses and temporary differences not yet recognised.

In such circumstances, some or all of the carrying amount of recognised deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the income statement.

5.           Segment reporting

Segment information is presented in respect of the consolidated entity’s business and geographical segments.  The primary format, business segments, is based on the consolidated entity’s management and internal reporting structure.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.  Unallocated items mainly comprise income-earning assets and revenue, interest-bearing loans, borrowings and expenses, and corporate assets and expenses. Inter-segment pricing is determined on an arm’s length basis.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one period.

Business Segments

The consolidated entity comprises the following main business segments, based on the consolidated entity’s management reporting system:

•	Mining and processing. Mining and processing activities commenced in the 2008 reporting period.
•	Mineral exploration.

ALLIED GOLD LIMITED
Notes to the financial statements
30 June 2008
(continued)

5.           Segment reporting (continued)

(a) Primary reporting segment – business segments

	Mining and processing		Mineral exploration		Total
	2008	2007	2008	2007	2008	2007
	$	$			$	$
Revenue
Sales to external customers	23,393,798	-	-	-	23,393,798	-
Intersegment sales	-	-	-	-	-	-
Total sales revenue	23,393,798	-	-	-	23,393,798	-
Other revenue	-	-	-	-	-	-
Total segment revenue	23,393,798	-	-	-	23,393,798	-
Intersegment elimination					-	-
Other revenue					533,365	1,845,894
Consolidated revenue					23,927,163	1,845,894

Payments for property, plant and equipment and exploration and evaluation expenditure	34,990,115	48,979,540	13,376,465	9,924,639
Depreciation and amortisation	4,702,444	-	1,688,715	-
Non-cash gains/(expenses) other than depreciation and amortisation	(183,531)	-	-	-
Result
Segment result	(951,182)	(539,206)	-	-	(951,182)	(539,206)
Intersegment elimination					-	-
Unallocated revenue less unallocated expenses					(8,587,781)	(1,341,405)
Profit before income tax					(9,538,963)	(1,880,611)
Income tax expense					-	-
Profit/(loss) for the year					(9,538,963)	(1,880,611)

Segment assets and liabilities
Segment assets	107,648,289	69,200,561	41,961,793	30,002,238	149,610,082	99,202,799
Intersegment elimination					-	-
Unallocated assets					5,671,398	14,381,000
Total assets					155,281,480	113,583,799

Segment liabilities	16,216,925	11,012,703	-	-	16,216,925	11,012,703
Intersegment elimination					-	-
Unallocated liabilities					38,364,772	575,298
Total liabilities					54,581,697	11,588,001

ALLIED GOLD LIMITED
Notes to the financial statements
30 June 2008
(continued)

5.           Segment reporting (continued)

Geographical Segments

In presenting information on the basis of geographical segments, segment revenue, results and assets is based on the geographical location of the assets.  The consolidated entity’s geographical segments reported are Australia and Papua New Guinea.

(b) Secondary segment – geographical segments

	Australia		Papua New Guinea		Consolidated
	2008	2007	2008	2007	2008	2008
	$	$			$	$
Total external revenue	439,322	1,845,894	23,487,841	-	23,927,163	1,845,894

Total segment revenue	439,322	1,845,894	23,487,841	-	23,927,163	1,845,894

Carrying amount of segments assets	1,861,377	14,381,000	153,420,103	99,202,779	155,281,480	113,583,799

Payments for property, plant and equipment and exploration and evaluation expenditure	96,805	95,590	48,269,745	58,904,179	48,366,550	58,999,769

All external revenue is generated through transactions with Australian domiciled counterparties.

	Consolidated		Parent Entity
	2008 $	2007 $	2008 $	2007 $
6. Revenue and other income

(a) Revenue

Gold Income	23,350,248	-	-	-
By products	43,550	-	-	-
	23,393,798	-	-	-
(b) Other income

Net gain on disposal of assets	30,455	-	-	-
Net gain on disposal of investments	-	-	-	-
Other	1,233	5,292	-	251,544
	31,688	5,292	-	251,544
(c) Financial revenue
Interest received:
• Related parties	-	-	-	519,666
• Other	533,365	1,845,894	439,322	1,845,894
	533,365	1,845,894	439,322	2,365,560

ALLIED GOLD LIMITED
Notes to the financial statements
30 June 2008
(continued)

	Consolidated		Parent Entity
	2008 $	2007 $	2008 $	2007 $

7. Cost of sales

Cash operating costs comprise:
• employee expenses	2,423,708	-	-	-
• stores and other consumables	3,558,937	-	-	-
• fuel, power and water	4,642,255	-	-	-
• other	7,993,343	-	-	-
	18,618,243	-	-	-
Depreciation and amortisation charges	4,702,444	-	-	-
Total production cost	23,320,687	-	-	-
Changes in inventories and work in progress	(4,763,684)	-	-	-
	18,557,003	-	-	-

8.	Operating and other expenses

Profit before income tax includes the following specific expenses:

Operating lease rentals
Included in cost of sales	2,620,377	-	-	-
Included in operating expenses	118,902	-	118,902	-
	2,739,479	-	118,902	-
Foreign exchanges gains and losses
• net foreign exchange losses	1,330,830	-	(31,630)

Employee Expenses
Included in cost of sales	2,423,708	-	-	-
Included in operating expenses	2,573,292	708,747	1,197,264	708,747
Total employee costs expensed	4,997,000	708,747	1,197,264	708,747

Depreciation and Amortisation
Included in cost of sales	4,702,444	-	-	-
Included in other operating expenses	1,833,055	107,639	125,884	107,639
Total depreciation and amortisation expensed	6,535,499	107,639	125,884	107,639

Finance expenses
Interest and finance charges on interest bearing liabilities	3,031,951	-	79,264	-
Provisions: unwinding of discount	183,531	-	-	-
	3,215,482	-	79,264	-
Amount capitalised	(2,025,797)	-	-	-
Finance costs expensed	1,189,685	-	79,264	-

ALLIED GOLD LIMITED
Notes to the financial statements
30 June 2008
(continued)

	Consolidated		Parent Entity
	2008 $	2007 $	2008 $	2007 $

9. INCOME TAX EXPENSE

(a) Income tax expense

Current tax	-	-	-	-
Deferred tax	-	-	-	-
Adjustments for current tax of prior periods	-	-	-	-
	-	-	-	-
Deferred income tax expense comprises:
Decrease (increase) in deferred tax assets	-	-	-	-
Increase (decrease) in deferred tax liabilities	-	-	-	-
	-	-	-	-

(b) Numerical reconciliation of income tax expense to prima facie tax payable

Loss before income tax	(9,538,963)	(1,880,611)	(7,603,149)	(575,487)
Tax at the Australian tax rate of 30% (2007:30%)	(2,861,688)	(564,183)	(2,280,943)	(172,646)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
Non allowable items	751,758	279,459	751,758	235,177
Non-assessable income	-	(690,826)	-	(293,656)
Deferred tax assets not recognised	2,109,930	975,550	1,529,185	231,125
Income tax expense	-	-	-	-

Effective tax rate	0%	0%	0%	0%
(c) Amounts recognised directly in equity

Aggregate current and deferred tax arising in the reporting period and recognised directly in equity:
Current tax	-	-	-	-
Net deferred tax	-	-	-	-
	-	-	-	-

(d) Deferred tax assets not recognised
Temporary differences	938,963	801,400	224,467	331,980
Unused tax losses for which no deferred tax asset has been recognised	13,980,289	7,129,753	10,047,223	4,842,516
Potential tax benefit @ 30%	4,489,276	2,379,346	3,081,507	1,552,322

The parent entity and its Australian domiciled controlled entities had not formed a tax consolidation group as at the reporting date.

ALLIED GOLD LIMITED
Notes to the financial statements
30 June 2008
(continued)

	Consolidated		Parent entity
	2008 $	2007 $	2008 $	2007 $
10. Trade and other receivables

Current
Trade receivables	1,406,302	-	-	-
Other receivables	351,771	81,277	330,529	8,449
Receivables from controlled entities	-	-	-	-
	1,758,073	81,277	330,529	8,449

Non current
Receivables from controlled entities	-	-	95,481,185	84,915,794

All trade and other receivables are unsecured.

The consolidated and the parent entity exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 29. Note 29 also presents information in relation to the fair value of financial instruments.

11.         Inventories

Current
Raw materials and stores	2,638,050	-	-	-
Ore stockpiles	286,683	-	-	-
Gold in circuit	3,980,808	-	-	-
Finished goods	496,193	-	-	-
	7,401,734	-	-	-

12.         Derivative financial instruments

Current assets
Options – cash flow hedges	314,212	-	-	-

Current liabilities
Options – cash flow hedges	6,972,407	-	-	-

Non current assets
Options – cash flow hedges	3,495,855	-	-	-

Non current liabilities
Options – cash flow hedges	18,911,174	-	-	-

The consolidated and the parent entity exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 29. Note 29 also presents information in relation to the fair value of financial instruments.

The amount of unrealised losses on derivative financial statements included in equity as at the end of the reporting period was $22,073,514 (2007:$nil).

ALLIED GOLD LIMITED
Notes to the financial statements
30 June 2008
(continued)

	Consolidated		Parent entity
	2008 $	2007 $	2008 $	2007 $
13. Available for sale financial assets

Current
Listed equity securities - Australia	-	474,419	-	474,419

Non current
Listed equity securities – at market value	1,185,074	1,447,200	1,185,074	1,447,200

Available for sale financial assets comprise investments in the ordinary issued capital of various entities.  There are no fixed returns or fixed maturity dates.

The consolidated and the parent entity exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 29. Note 29 also presents information in relation to the fair value of financial instruments.

14.         Other assets

Current
Prepayments	523,821	-	6,138	-
Other	7,211	85,745	-	85,745
	531,032	85,745	6,138	85,745

ALLIED GOLD LIMITED
Notes to the financial statements
30 June 2008
(continued)

15.         Property, plant and equipment

	Consolidated						Parent entity
2008	Land and buildings	Plant and equipment	Other mineral assets	Assets under construction	Mine rehabilitation asset	Total	Plant and equipment

Cost
At the beginning of the financial year	-	9,608,945	-	57,613,648	2,401,339	69,623,932	485,356
Additions	145,479	552,114	-	34,292,522	-	34,990,115	96,805
Disposals	-	(281,968)	-	-	-	(281,968)	-
Transfers from evaluation and exploration expenditure	-	-	32,971,887	-	-	32,971,887	-
Transfers from /(to) assets under construction	7,274,001	66,385,879	17,862,702	(91,522,582)	-	-	-
At the end of the financial year	7,419,480	76,264,970	50,834,589	383,588	2,401,339	137,303,966	582,161

Accumulated depreciation
At the beginning of the financial year	-	(788,961)	-	-	-	(788,961)	(137,550)
Charge for the year	(352,592)	(3,742,217)	(2,326,448)	-	(114,241)	(6,535,498)	(118,849)
Disposals	-	55,027	-	-	-	55,027	-
At the end of the financial year	(352,592)	(4,476,151)	(2,326,448)	-	(114,241)	(7,269,432)	(256,399)

Net book value at 30 June 2008	7,066,888	71,788,819	48,508,141	383,588	2,287,098	130,034,534	325,762

ALLIED GOLD LIMITED
Notes to the financial statements
30 June 2008
(continued)

15.         Property, plant and equipment (continued)

	Consolidated						Parent entity
2007	Land and buildings	Plant and equipment	Other mineral assets	Assets under construction	Mine rehabilitation asset	Total	Plant and equipment

Cost
At the beginning of the financial year	-	4,267,602	-	-	2,401,339	6,668,941	389,766
Additions	-	5,341,343	-	49,922,016	-	55,263,359	95,590
Transfers from evaluation and exploration expenditure	-	-	-	7,691,632	-	7,691,632	-
At the end of the financial year	-	9,608,945	-	57,613,648	2,401,339	69,623,932	485,356

Accumulated depreciation
At the beginning of the financial year	-	(681,322)	-	-	-	(681,322)	(29,911)
Charge for the year	-	(107,639)	-	-	-	(107,639)	(107,639)
At the end of the financial year	-	(788,961)	-	-	-	(788,961)	(137,550)

Net book value at 30 June 2007	-	8,819,984	-	57,613,648	2,401,339	68,834,971	347,806

Refer note 19 for details of security given over property, plant and equipment.

ALLIED GOLD LIMITED
Notes to the financial statements
30 June 2008
(continued)

	Consolidated		Parent entity
	2008	2007	2008	2007
	$	$	$	$

16. Exploration and evaluation expenditure

Exploration & Evaluation Expenditure
Cost
At the beginning of the financial year	30,002,238	27,769,231	-	-
Additions	13,376,435	9,924,639	-	-
Transfers to property, plant and equipment	(32,971,887)	(7,691,632)	-	-
At the end of the financial year	10,406,786	30,002,238	-	-

The ultimate recoupment of capitalised exploration and evaluation expenditure is dependent on successful development and commercial exploitation, or alternatively sale of the exploration areas.

	Consolidated		Parent entity
	2008 $	2007 $	2008 $	2007 $
17. Deferred tax assets and liabilities

Unrecognised deferred tax assets and liabilities:

Deferred tax assets have not been recognised in respect of the following items:

Deductible temporary differences	295,108	240,420	67,340	99,567
Tax losses	4,194,168	2,138,926	3,014,167	1,452,754
	4,489,276	2,379,346	3,081,507	1,552,322

All unrecognised deferred tax assets relate to items recognised in the income statement.

The deductible temporary differences and tax losses do not expire under current tax legislation. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be applied.

ALLIED GOLD LIMITED
Notes to the financial statements
30 June 2008
(continued)

	Consolidated		Parent entity
	2008 $	2007 $	2008 $	2007 $

18. Trade and other payables

Current
Trade payables	10,889,565	8,466,801	949,091	222,365
Other payables and accruals	3,556,821	696,339	46,252	352,933
	14,446,386	9,163,140	995,343	575,298

All trade and other payables are unsecured.

The consolidated and the parent entity exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 29. Note 29 also presents information in relation to the fair value of financial instruments.

19.         Borrowings

Current
Bank loans - secured	8,561,286	-	-	-

Non current
Bank loans - secured	2,739,755	-	-	-

The secured bank loans are denominated in United States dollars and are secured by fixed and floating charge over the assets of the controlled entity that has received the loans. The parent entity has provided a guarantee in relation to these loans.

The carrying amount of assets pledged as security for current and non current borrowings that are subject to fixed charges were:

Property, plant and equipment	130,034,534	-	325,762	-
Available for sale financial assets	1,185,074	-	1,185,074	-
Exploration and evaluation expenditure	10,406,786	-	-	-
Investments in controlled entities	-	-	31,675,293	-
	141,626,394	-	33,186,129	-

Current assets of the consolidated entity with a value of $13,655,086 that are not subject to a fixed charge are subject to a floating charge (2007: $nil).

ALLIED GOLD LIMITED
Notes to the financial statements
30 June 2008
(continued)

	Consolidated		Parent entity
	2008 $	2007 $	2008 $	2007 $

20. Provisions

Current
Employee entitlements	365,819	-	184,849	-

Non current
Rehabilitation and restoration	2,584,870	2,401,339	-	-
Other	-	23,522	-	-
	2,584,870	2,424,861	-	-

Reconciliations

Movements in each class of provision during the financial year, other than employee benefits, are set out below:

	2008 $	2007 $	2008 $	2007 $

Rehabilitation and restoration
Carrying amount at start of year	2,401,339	-	-	-
Recognition of provision	-	2,401,339	-	-
Accrual of discount	183,531	-	-	-
	2,584,870	2,401,339	-	-

Provision for rehabilitation and restoration
The provision for rehabilitation and restoration is based on the consolidated entity’s environmental plans, in compliance with current environmental and regulatory requirements.  The costs include obligations relating to reclamation, waste site closure, plant closure and other costs associated with the rehabilitation and restoration of mining and exploration sites.  Full provision is made based on the net present value of the estimated cost of rehabilitating and restoring the environmental disturbance that has occurred up to the date of the financial report.

ALLIED GOLD LIMITED Notes to the financial statements 30 June 2008 (continued)

	Consolidated and parent entity
	2008	2007	2008	2007
	Number of shares	Number of shares	$	$
21. Contributed equity

(a) Ordinary shares	377,005,725	337,649,110	133,686,704	105,794,580

Movements in ordinary share capital:

Balance at beginning of financial year	337,649,110	272,022,528	105,794,580	87,802,197
Issue of shares to Simberi Gold Corp
Placement March 2007 at 32 cents	-	40,800,000	-	13,054,141
Placement January 2008 at 72 cents	14,621,844	-	10,527,728	-
Placement March 2008 at 85 cents	17,647,059	-	15,000,000	-
Placement March 2008 at 73 cents	1,352,112	-	987,042	-
Conversion of options	5,735,600	24,826,582	1,920,477	5,675,316
			134,229,827	106,531,654
Costs of capital raising			(543,123)	(737,074)
Balance at end of financial year	377,005,725	337,649,110	133,686,704	105,794,580

Ordinary shares entitle the holder to one vote per share and to participate in dividends and proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.

ALLIED GOLD LIMITED Notes to the financial statements 30 June 2008 (continued)

21.	Contributed equity (continued)

(b)   Options

Options granted and exercised during the period, and on issue at balance date are as follows.

Date and details of grant / exercise	No. of Options	Exercise Price	Expiry Date

Opening balance	9,325,601
21 November 2007	640,000	$0.50	31 December 2009
21 December 2007	1,000,000	$0.40	31 December 2008
21 December 2007	1,000,000	$0.44	31 December 2008
22 December 2007	713,261	$0.72	30 June 2009
28 April 2008	4,000,000	$0.45	31 December 2009
28 April 2008	1,000,000	$0.80	31 December 2010
28 April 2008	1,000,000	$1.00	31 December 2010
28 April 2008	1,000,000	$1.25	31 December 2010
28 April 2008	1,000,000	$1.50	31 December 2010
28 April 2008	1,000,000	$2.00	31 December 2010
11 June 2008	400,000	$0.80	31 December 2010
11 June 2008	400,000	$1.00	31 December 2010
11 June 2008	400,000	$1.25	31 December 2010
11 June 2008	400,000	$1.50	31 December 2010
11 June 2008	400,000	$2.00	31 December 2010
Options lapsed	(610,001)
Options exercised	(5,735,600)
Balance at 30 June 2008	17,333,261

Each option is convertible into one ordinary share in the company when exercised. Options do not participate in dividends and do not give holders voting rights.

(c)   Capital management

The primary objective of managing the consolidated entity’s capital is to ensure that there is sufficient capital available to support the funding requirements of the consolidated entity, including capital expenditure, in a way that optimises the cost of capital, maximises shareholders' returns and ensures that the consolidated entity remains in a sound financial position. There were no changes to the consolidated entity's overall capital management approach during the current year.

The consolidated entity manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature or as and when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof.

ALLIED GOLD LIMITED Notes to the financial statements 30 June 2008 (continued)

	Consolidated		Parent entity
	2008 $	2007 $	2008 $	2007 $

22. Reserves and accumulated losses

Available for sale investments reserve	6,546	758,090	6,546	758,090
Hedging reserve – cash flow hedges	(22,073,514)	-	-	-
Share based payments reserve	5,502,877	1,912,347	5,502,877	1,912,347
Foreign currency translation reserve	(392,076)	22,572	-	-
Accumulated losses	(16,030,754)	(6,491,791)	(11,358,464)	(3,755,315)
	(32,986,921)	(3,798,782)	(5,849,041)	(1,084,878)

(a)	Movements

Movements in the reserves and accumulated losses during the reporting period are presented in the Statement of Changes in Equity.

(b)	Nature and purpose of reserves

(i)	Available for sale investments revaluation reserve
Changes in the fair value and exchange differences arising on translation of investments classified as available for sale financial assets, are taken to the available for sale investment revaluation reserve, as disclosed in note 3(h). Amounts are recognised in profit or loss when the associated assets are sold or impaired.

(ii)	Hedging reserve – cash flow hedges
The hedging reserve is used to record gains or losses on a hedging instrument in a cash flow hedge that are recognised directly in equity, as described in note 3(j). Amounts are recognised in profit or loss when the associated hedged transaction affects profit or loss.

(iii)	Share based payments reserve
The share based payments reserve is used to recognise:
•	the fair value of options issued to employees but not exercised
•	the fair value of shares issued to employees

(iv)	Foreign currency translation reserve
Exchange differences arising on translation of foreign controlled entities are taken to the foreign currency translation reserve as described in note 3(c). The reserve is recognised in profit and loss when the net investment is disposed of.

ALLIED GOLD LIMITED Notes to the financial statements 30 June 2008 (continued)

23.	Earnings per share

	Consolidated
	2008	2007
	Cents	Cents

Basic loss per share	(2.70)	(0.70)

Diluted loss per share	(2.70)	(0.70)

Basic earnings per share

The calculation of basic earnings per share at 30 June 2008 was based on the loss after tax of ($9,538,963) (2007: loss ($1,880,611) and a weighted average number of ordinary shares outstanding of 353,521,502 (2007: 281,310,827 shares).

Diluted earnings per share

Diluted earnings per share does not differ from basic earnings per share as the consolidated entity incurred a loss after tax and is therefore anti-dilutive.

	Consolidated		Parent entity
	2008 $	2007 $	2008 $	2007 $

24. Auditors’ remuneration

Remuneration of the auditor of the parent entity:
Auditing or reviewing the financial report (BDO Kendalls Audit and Assurance (WA) formerly BDO)	84,736	72,514	80,400	42,344
Other services – Taxation and gold hedging (BDO Kendalls Corporate Tax (WA) formerly BDO)	1,414	8,050	1,414	8,050
	86,150	80,564	81,814	50,394

ALLIED GOLD LIMITED Notes to the financial statements 30 June 2008 (continued)

25.	Related party transactions

(a)	Parent entity

The parent entity is Allied Gold Limited, a company incorporated and domiciled in Australia.

(b)	Controlled entities

Interests in controlled entities are set out in note 30.

(c)	Key management personnel

Disclosures relating to key management personnel are set out in note 26.

(d)	Guarantees

The parent entity has provided a guarantee in respect of interest bearing liabilities of a controlled entity. The amount outstanding under those liabilities as at 30 June 2008 was $11,301,401 (2007: $nil).

(e)	Transactions with controlled entities

The parent entity has advanced loans to controlled entities totalling $95,481,185 (2007: $84,915,794). These loans are not subject to contractual terms. There were no repayments of any loans by controlled entities during the year (2007: $nil).

The parent entity provides corporate and administrative support to controlled entities. No charge was levied on the controlled entities by the parent entity for those services ( 2007: $nil).

(f)	Terms and conditions

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties, except that the loans to controlled entities were non interest bearing.

Outstanding balances are unsecured and repayable in cash.

ALLIED GOLD LIMITED Notes to the financial statements 30 June 2008 (continued)

26.	Key management personnel disclosures

(a)	Details of Key Management Personnel

The following were key management personnel of the consolidated entity at any time during the reporting period and unless otherwise indicated were employed by the parent entity and were key management personnel for the entire period:

Non-executive directors	Executives
Mr Jeffrey John Moore ( resigned 7 July 2008)	Mr Frank Terranova (Chief Financial Officer – appointed 1 May 2008)
Mr Gregory Hugh Steemson	Mr Albert Longo (Chief Financial Officer – resigned 30 April 2008)
Mr Anthony Lowrie	Mr Ross Hastings (General Manager Development)
Executive directors	Mr Fergus Hart (Resident Manager – Simberi Gold Mining Company Limited)
Mr Mark Victor Caruso (Executive Chairman)	Mr Bob Burban (Exploration Manager – resigned 18 March 2008)
Mr Richard Johnson (Chief Executive Officer – appointed 7 January 2008)
Mr Grant Brock (Chief Operating Officer – resigned 7 January 2008)

(b)	Key Management Personnel Compensation

Remuneration by category
	Consolidated		Parent Entity
	2008 $	2007 $	2008 $	2007 $
Key Management Personnel
Short-term	1,700,596	1,307,910	1,448,584	1,067,910
Post-employment	245,096	136,628	108,416	115,028
Share-based payment	3,326,073	89,025	3,326,073	68,650
	5,271,765	1,553,563	4,997,073	1,251,588

ALLIED GOLD LIMITED Notes to the financial statements 30 June 2008 (continued)

26.	Key management personnel disclosures (continued)

(c)	Option holdings of key management personnel

2008

Key Management Personnel	Balance at start of year	Granted as remuneration	Exercised	Lapsed	Balance at end of year	Vested and exercisable
Mark Caruso	-	4,000,000	(600,000)	-	3,400,000	3,400,000
Jeffrey Moore	-	-	-	-	-	-
Greg Steemson	-	-	-	-	-	-
Grant Brock	500,000	-	-	(500,000)	-	-
Anthony Lowrie	-	2,000,000	-	-	2,000,000	2,000,000
Bob Burban	500,000	-	(250,000)	(250,000)	-	-
Fergus Hart	500,000	-	-	-	500,000	500,000
Ross Hastings	1,000,000	-	(1,000,000)	-	-	-
Albert Longo	500,000	-	-	-	500,000	500,000
Richard Johnson	-	5,000,000	-	-	5,000,000	5,000,000
Frank Terranova	-	2,000,000	-	-	2,000,000	2,000,000
	3,000,000	13,000,000	(1,850,000)	(750,000)	13,400,000	13,400,000

2007

Key Management Personnel	Balance at start of year	Granted as remuneration	Exercised	Lapsed	Balance at end of year	Vested and exercisable
Mark Caruso	3,000,000	-	3,000,000	-	-	-
David Lymburn	600,000	-	600,000	-	-	-
Jeffrey Moore	2,000,000	-	2,000,000	-	-	-
Greg Steemson	1,300,000	-	1,300,000	-	-	-
Grant Brock	-	500,000	-	-	500,000	500,000
Anthony Lowrie	-	-	-	-	-	-
Bob Burban	-	500,000	-	-	500,000	500,000
Fergus Hart	-	500,000	-	-	500,000	500,000
Ross Hastings	1,000,000	-	-	-	1,000,000	1,000,000
Albert Longo	-	500,000	-	-	500,000	500,000
	7,900,000	2,000,000	6,900,000	-	3,000,000	3,000,000

ALLIED GOLD LIMITED Notes to the financial statements 30 June 2008 (continued)

26.	Key management personnel disclosures (continued)

(d)	Shareholdings of key management personnel

2008

Name	Balance at start of year	Received as remuneration	Options exercised	Net change other	Balance at end of year
Mark Caruso	4,977,693	-	600,000	-	5,577,693
Jeff Moore	800,000	-	-	-	800,000
Greg Steemson	1,600,000	-	-	(500,000)	1,100,000
Anthony Lowrie	1,635,460	-	-	-	1,635,460
Bob Burban	-	-	250,000	(250,000)	-
Frank Terranova	-	-	-	-	-
Fergus Hart	-	-	-	-	-
Ross Hastings	300,000	-	-	(300,000)	-
Albert Longo	2,000	-	-	-	2,000
Richard Johnson	-	-	-	55,000	55,000
	9,315,153	-	850,000	(995,000)	9,170,153

2007

Name	Balance at start of year	Received as remuneration	Options exercised	Net change other	Balance at end of year
Mark Caruso	694,168	-	3,000,000	1,283,525	4,977,693
Jeff Moore	-	-	2,000,000	(1,200,000)	800,000
Greg Steemson	300,000	-	1,300,000	-	1,600,000
Anthony Lowrie	-	-	-	1,635,460	1,635,460
Bob Burban	-	-	-	-	-
Fergus Hart	-	-	-	-	-
Ross Hastings	300,000	-	-	-	300,000
Albert Longo	-	-	-	2,000	2,000
	1,294,168	-	6,300,000	1,720,985	9,315,153

All equity transactions with key management personnel, other than those arising from the exercise of remuneration options, have been entered into under terms and conditions no more favourable than those the consolidated entity would have adopted if dealing at arm’s length.

(e)	Loans to key management personnel

There were no loans to key management personnel during the period.

(f)	Other transactions and balances with key management personnel

Mineral Commodities Limited a company in which Mr Mark Caruso is a Director and Shareholder provided the Company with services including accounting, clerical, secretarial and fully serviced office accommodation. The total amount charged was $26,308 (2007: $86,168).

ALLIED GOLD LIMITED Notes to the financial statements 30 June 2008 (continued)

26.	Key management personnel disclosures (continued)

(f)	Other transactions and balances with key management personnel (continued)

MineSite Construction Services a company in Mr Mark Caruso is a Director and Shareholder provided the Group with various services including secretarial services, the supply or procurement on behalf of the Group of goods and services and the hire of equipment. The total amount charged for these services for the period was $3,601,253 (2007: $1,245,183).

Steemson Geoscience Pty Ltd, a company in which Mr G Steemson is a director provided geological consulting services to the Group. The total amount charged for these services for the period was $73,982 (2007: $nil).

Aggregate amounts of each of the above types of other transactions with key management personnel of the consolidated entity:

	Consolidated		Parent entity
	2008 $	2007 $	2008 $	2007 $

Amounts recognised as expense

Purchase of goods and services	763,098	86,168	26,308	86,168
Hire of mining equipment	2,588,360	1,245,183	-	-

Amounts recognised as property, plant and equipment
Construction of processing plant	276,103	-	-	-

Amounts recognised as capitalised exploration and evaluation or development expenses
Geological consulting services	73,982	-	-	-

Aggregate amounts payable to key management personnel of the consolidated entity at balance date relating to the above types of other transactions:

Current liabilities	892,272	-	-	-

27.	SHARE BASED PAYMENTS

(a)	Employee and directors options

The Allied Gold Limited employee option plan was approved by shareholders at the 2005 Annual General Meeting. The plan is designed to provide long term incentives for senior employees (including directors) to deliver long term shareholder returns. All full time employees, part time employees and consultants to the consolidated entity are eligible to participate in the plan at the absolute discretion of the Board. Options are granted under the plan for no consideration and are at terms stipulated at the discretion of the Board. The options hold no voting rights, do not participate in dividends and are not transferable. All options granted are exercisable in exchange for one ordinary share in the parent entity for every option held.

Set out below are summaries of options granted under the plan:

ALLIED GOLD LIMITED Notes to the financial statements 30 June 2008 (continued)

27.	SHARE BASED PAYMENTS (continued)

(a)	Employee and directors options (continued)

	Consolidated and parent entity
	2008	2007
	Number of options	Number of options

Outstanding at the beginning of the year	3,000,000	7,900,000
Granted	13,640,000	2,000,000
Lapsed	(750,000)	-
Exercised	(1,870,000)	(6,900,000)
Vested and exercisable at end of year	14,020,000	3,000,000

The weighted average share price at the date of exercise of options exercised during the year ended 30 June 2008 was $0.83 (2007: $0.28).

Fair value of options granted

The fair value of options at grant date is independently determined using a binomial pricing model that takes into account the exercise prices, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for options granted during the year ended 30 June 2008 included:

	Director options	Employee options	Director options	Employee options
Exercise price	$0.40 - $0.44	$0.50	$0.45 - $2.00	$0.80 - $2.00
Grant date	21/12/2007	21/11/2007	28/3/2008	11/6/2008
Expiry date	31/12/2008	31/10/2009	31/12/2008 and 31/12/2010	31/12/2010
Share price at grant date	$0.72	$0.75	$0.75	$0.65
Expected price volatility of shares	70%	70%	50%	50%
Expected dividend yield	0%	0%	0%	0%
Risk free interest rate	6.35%	6.35%	6.31%	8.11%

(b)	Expenses arising from share based payment transactions

Included under employee benefits expense in the income statement was $3,590,530 (2007 $89,025), and relates, in full, to equity-settled share-based payment transactions.

ALLIED GOLD LIMITED Notes to the financial statements 30 June 2008 (continued)

	Consolidated		Parent entity
	2008 $	2007 $	2008 $	2007 $

28a. Cash and cash equivalents

Cash assets	154,180	12,657,949	13,874	12,017,381

The consolidated and the parent entity exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 29. Note 29 also presents information in relation to the fair value of financial instruments.

28b.	Reconciliation of cash flows from operations with loss after tax

Loss after income tax	(9,538,963)	(1,880,611)	(7,603,149)	(575,487)
Depreciation	6,535,499	107,639	125,884	107,639
Provision – employee entitlements	-	80,415	-	69,138
Unrealised foreign exchange adjustments	(3,092,637)	-	-	-
Share-based payments	3,590,530	89,025	3,590,530	89,025
Unwinding of environmental amortisation	183,531	-	-	-
Other	-	(823,966)	-	(743,907)
Changes in assets and liabilities during the year:
Increase (decrease) in payables and receivables	2,039,420	638,991	632,421	428,219

Net cash used in operations	(282,620)	(1,788,507)	(3,254,314)	(625,373)

(c) Non cash investing and financing activities

Equity settled evaluation and exploration expenditure	987,042	-	-	-
Equity settled costs of raising equity capital	286,350	-	286,350	-

29.	Financial instruments

In the normal course of its operations, the consolidated entity is exposed to gold price, foreign exchange, interest rate, liquidity, equity price and counterparty risks. In order to manage these risks, the consolidated entity may enter into transactions which make use of both on and off balance sheet derivatives.  The consolidated entity does not acquire, hold or issue derivatives for trading purposes.

The consolidated entity’s management of financial risks is aimed at ensuring that net cash flows are sufficient to meet all its financial commitments as and when they fall due and to maintain the capacity to fund its forecast project development and exploration strategy by:

•	Safeguarding the consolidated entity’s core earnings stream from its major asset through the effective control and management of financial risk.
•	Effective and efficient usage of credit facilities through the adoption of reliable liquidity management planning and procedures.
•	Ensuring that investment and hedging transactions are undertaken with creditworthy counterparts.

ALLIED GOLD LIMITED Notes to the financial statements 30 June 2008 (continued)

29.	Financial instruments (continued)

The Executive Committee is responsible for the management of the consolidated entity’s financial risks within Board approved directives.

The consolidated entity and the parent entity hold the following financial instruments:

	Consolidated		Parent Entity
	2008 $	2007 $	2008 $	2007 $

Financial assets
Cash and cash equivalents	154,810	12,657,949	13,874	12,017,381
Trade and other receivables	1,758,073	81,277	95,811,714	84,924,243
Securities available for sale	1,185,074	1,921,619	1,185,074	1,921,619
Derivative assets	3,810,067	-	-	-
	6,908,024	14,660,845	97,011,662	98,863,243
Financial liabilities
Trade and other payables	11,798,343	9,163,140	956,090	575,298
Borrowings	11,301,041	-	-	-
Derivative liabilities	25,883,581	-	-	-
	48,982,965	9,163,140	956,090	575,298

(a) Market risk

(i) Gold price risk
Gold price risk is the risk that fluctuations in the price of gold will have an adverse effect on current or future earnings. The consolidated entity may use derivative financial instruments to hedge some of its exposure to fluctuations in gold prices.  In order to protect against the impact of falling gold prices, the consolidated entity enters into hedging transactions which provide a minimum price to cover non-discretionary operating expenses, repayments due under the consolidated entity’s financing facilities and sustaining capital. The majority of the consolidated entity’s forecast production is unhedged, allowing it to take advantage of increases in gold prices.

Call and put options are used by the consolidated entity to manage the gold price risk.  As the consolidated entity does not enter into financial instruments for trading purposes, the risks inherent in the financial instruments used are offset by the underlying risk being hedged.  The consolidated entity ensures that the level of hedge cover does not exceed the anticipated sales in future periods, that the term of the financial instruments does not exceed the mine life and that no basis risk exists.

The marked to market value of all derivatives making up the hedge position as at 30 June 2008 was a net loss of $22,073,514 (2007: $nil) based on a gold price of US$928.65 and an AUS/USD exchange rate of $0.9463.

ALLIED GOLD LIMITED
Notes to the financial statements
30 June 2008
(continued)

29.           Financial instruments (continued)

(a) Market risk (continued)

(i) Gold price risk (continued)

The consolidated entity had the following net forward pricing commitments outstanding against future production as at 30 June 2008 (2007: nil).

	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	Total

Put options (US Dollar / Gold)
Amount (ounces)	45,442	39,748	37,934	18,180	141,304
US$/oz	US$700	US$700	US$700	US$700	US$700

Call options (US Dollar / Gold)
Amount (ounces)	27,270	23,850	22,754	10,908	84,792
US$/oz	US$700	US$700	US$700	US$700	US$700

Based on the financial instruments held by the consolidated entity as at 30 June 2008, had the United States dollar gold price weakened / strengthened by 10% with all other variables held constant, equity would have been $8,918,000 higher / $8,628,152 lower (2007: nil effect) as a result of gains and losses under the gold price hedging instruments as detailed in the above table.

The parent entity is not directly exposed to gold price risk.

 (ii) Foreign exchange risk

Foreign exchange risk arises from future commercial transactions and recognised assets and liabilities denominated in a currency that is not the consolidated entity’s functional currency.  The consolidated entity operates internationally and is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the Papua New Guinea Kina and the United States dollar.  No programs for hedging foreign exchange risk were implemented by the consolidated entity in the 2008 or 2007 financial years.

Consolidated entity
The consolidated entity’s exposure to foreign currency risk at the reporting date was as follows:

	30 June 2008		30 June 2007
	USD $	Kina $	USD $	Kina $
Financial assets
Cash and cash equivalents	(173,408)	105,567	-	124,273
Trade and other receivables	1,406,302	-	-	-
Derivative assets	3,810,067	-	-	-
	5,042,961	105,567	-	124,273
Financial liabilities
Trade and other payables	-	825,704	48,588	2,162,285
Borrowings	11,301,041	-	-	-
Derivative liabilities	25,883,581	-	-	-
	37,184,622	825,704	48,588	2,162,285

ALLIED GOLD LIMITED
Notes to the financial statements
30 June 2008
(continued)

29.          Financial instruments (continued)

(a) Market risk (continued)

(ii) Foreign exchange risk (continued)

Based on the financial instruments held by the consolidated entity as at the reporting date, the sensitivity of consolidated entity’s profit after tax for the year and equity at the reporting date to movements in the Australian dollar to US dollar and Australian dollar to PNG Kina exchange rates was:

•
  Had the Australian dollar weakened / strengthened by 5% against the US dollar with all other variables remaining constant, the consolidated entity’s profit after tax would have been $503,407 lower / higher (2007: $23,108 lower / higher)  and equity would have been $1,103,676 lower / higher (2007: $nil).

•
  Had the Australian dollar weakened / strengthened by 5% against the PNG Kina with all other variables remaining constant, the consolidated entity’s profit after tax would have been $36,007 lower / higher (2007: $101,901 lower / higher).

Parent entity

The parent entity did not have any significant exposures to foreign currency risk at the reporting date or in the prior period.

 (iii) Interest rate risk

The consolidated entity’s main interest rate risk arises from variable rate borrowings that expose the consolidated entity to interest rate risk. No hedging programs were implemented by the consolidated entity or the parent entity to manage interest rate risk during the 2008 or 2007 reporting periods.

Consolidated entity

As at the reporting date, the consolidated entity had the following exposures to interest rate risk:

	30 June 2008		30 June 2007
	Weighted average interest rate %	Balance $	Weighted average interest rate %	Balance $

Financial assets
Cash and cash equivalents	2.71%	154,180	6.2%	12,657,949

Financial liabilities
Borrowings	5.8%	11,301,041	0.0%	-

All interest rates were floating rates. Interest rates on the borrowings are repriced quarterly.

At 30 June 2008, if interest rates had changed by +/- 50 basis points from the year end rates per the above table with all other variables held constant, profit for the year would have been $55,734 lower / higher (2007: change of +/- 50 basis points - $63,290 higher / lower).

ALLIED GOLD LIMITED
Notes to the financial statements
30 June 2008
(continued)

29.           Financial instruments (continued)

(a) Market risk (continued)

(iii) Interest rate risk (continued)

Parent entity

As at the reporting date, the consolidated entity had the following exposures to interest rate risk:

	30 June 2008		30 June 2007
	Weighted average interest rate %	Balance $’000	Weighted average interest rate %	Balance $’000

Financial assets
Cash and cash equivalents	2.68%	13,874	6.2%	12,017,381

All interest rates were floating rates.

At 30 June 2008, if interest rates had changed by +/- 50 basis points from the year end rates per the above table with all other variables held constant, post-tax profit for the year would have been $69 higher / lower (2007: change of +/- 50 basis points - $60,087  higher / lower).

(iv) Equity price risk

The consolidated entity and the parent entity are exposed to equity securities price risk arising from investments classified on the balance sheet as available for sale.  Investments in equity securities are approved by the Board on a case-by-case basis.

The majority of the consolidated entity’s and the parent entity’s available for sale equity investments are in junior resource companies listed on the ASX and are included in the S&P/ASX All Ordinaries Gold index.

At 30 June 2008, if the index had changed by +/- 5 % from its year end level with all other variables held constant, consolidated entity and parent entity equity at 30 June 2008 would have been $59,285 higher / lower (2007: change of +/- 5% - $72,360 lower / higher).

(b) Credit risk

Credit risk is the risk that a counterparty will not complete its obligations under a financial instrument resulting in a financial loss for the consolidated entity. Credit risk is managed at the consolidated entity level.  The consolidated entity does not generally obtain collateral or other security to support financial instruments subject to credit risk, but adopts a policy of only dealing with credit worthy counterparties.  Trade and other receivables mainly comprise banking institutions purchasing gold under normal settlement terms of two working days.

Counterparty risk under derivative financial instruments is to two reputable banking institutions.

All cash balances are on deposit with the banking institutions that are members of a highly rated major Australian banking group.

The carrying amount of financial assets recorded in the financial statements represents the consolidated entity’s maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

ALLIED GOLD LIMITED
Notes to the financial statements
30 June 2008
(continued)

29.           Financial instruments (continued)

(c) Liquidity risk

The consolidated entity’s liquidity position is managed to ensure sufficient liquid funds are available to meet its financial obligations in a timely manner.  The consolidated entity manages liquidity risk by continuously monitoring forecast and actual cash flows and ensuring that the consolidated entity has the ability to access required funding.

The tables below analyse the consolidated entity’s and the parent entity’s financial liabilities, net settled derivative financial instruments into relevant maturity groupings based on the remaining period to contractual maturity at the reporting date:

Consolidated entity as at 30 June 2008

	Less than 6 months $	6 to 12 months $	Between 1 and 2 years $	Between 2 and 5 years $	Total $	Carrying amount $
Non derivatives
Trade and other payables	11,798,343	-	-	-	11,798,343	11,798,343

Borrowings	6,473,168	2,088,118	2,739,755	-	11,301,041	11,301,041

Total non derivatives	18,271,511	2,088,118	2,739,755	-	23,099,384	23,099,384

Derivatives
Net settled - outflows	3,391,107	3,093,850	5,671,661	8,007,386	20,164,004	22,073,514

Total derivatives	3,391,107	3,093,850	5,671,661	8,007,386	20,164,004	22,073,514

Consolidated entity as at 30 June 2007

	Less than 6 months $	6 to 12 months $	Between 1 and 2 years $	Between 2 and 5 years $	Total $	Carrying amount $
Non derivatives
Trade and other payables	8,466,801	-	-	-	8,466,801	8,466,801

Total non derivatives	8,466,801	-	-	-	8,466,801	8,466,801

ALLIED GOLD LIMITED
Notes to the financial statements
30 June 2008
(continued)

29.           Financial instruments (continued)

(c) Liquidity risk (continued)

Parent entity as at 30 June 2008
	Less than 6 months $	6 to 12 months $	Between 1 and 2 years $	Between 2 and 5 years $	Total $	Carrying amount $
Non derivatives
Trade and other payables	956,090	-	-	-	956,090	956,090

Total non derivatives	956,090	-	-	-	956,090	956,090

Parent entity as at 30 June 2007
	Less than 6 months $	6 to 12 months $	Between 1 and 2 years $	Between 2 and 5 years $	Total $	Carrying amount $
Non derivatives
Trade and other payables	325,478	-	-	-	325,478	325,478

Total non derivatives	325,478	-	-	-	325,478	325,478

 (d) Fair value estimation

The fair value of cash and cash equivalents, trade and other receivables and trade and other payables is considered to be a reasonable approximation of their fair value due to their short term nature.

Other financial assets and other financial liabilities represent unrealised gains and losses under derivative financial instruments.  Those unrealised gains and losses represent the fair value of commodity contract derivative financial instruments estimated based upon relevant market information at the reporting date.

The fair value of borrowings as at the reporting date is considered to be a reasonable approximation of their fair value as the interest rate on those borrowings is variable and was repriced on the reporting date.

Available for sale financial assets are carried at fair value.

ALLIED GOLD LIMITED
Notes to the financial statements
30 June 2008
(continued)

30.           Investments in controlled entities

	Parent Entity
	2008 $	2007 $
Unlisted investments – at cost
Shares in controlled entities	31,675,293	5,988,206

(a) Investments in controlled entities at cost

	Class		Equity Holding		Cost to Company
	of	Place of	2008	2007	2008	2007
Controlled entities	share	Incorporation	%	%	$	$

Parent Entity
Allied Gold Limited		Australia	-	-	-	-
Controlled Entities
Aretrend Pty Ltd	Ord	Australia	100	100	-	-
Advance R & D Pty Ltd	Ord	Australia	100	100	-	-
Nord Pacific Limited, (i) and its controlled entities;	Ord	Canada	100	100	5,988,206	5,988,206
Simberi Gold Company Limited (ii)	Ord	PNG	100	100	25,687,087	-
Nord Australex Nominees (PNG) Limited (iii)	Ord	PNG	100	100	-	-
Nord Australex Nominees Pty Ltd (iv)	Ord	Australia	100	100	-	-
Hicor Corporation (iv)	Ord	United States	100	100	-	-
Compania Minera Nord Pacific de Mexico, S.A. de C.V. (v)	Ord	Mexico	100	100	-	-
Allied Tabar Exploration Pty Ltd (vi)	Ord	Australia	100	100	-	-
Tabar Exploration Company Ltd (vii)	Ord	PNG	100	100	-	-
					31,675,293	5,988,206

(i)	Nord Pacific Limited and its wholly owned entities were acquired on 24 September 2004 and results of their activities are included from this date. Nord Pacific Limited was solely a holding company.
(ii)	Simberi Gold Company Limited is the owner of Mining Licence 136 on the Tabar Islands.
(iii)	Nord Australex Nominees (PNG) Limited is the owner of Exploration Licence 609 on the Tabar Islands.
(iv)	These companies were de-registered in the year.
(v)	Compania Minera Nord Pacific de Mexico is the owner of the Mapimi prospect.
(vi)	Allied Tabar Exploration registered 25 May 2006.
(vii)	Tabar Exploration Company Ltd (PNG) registered 23 May 2006.

The fair value of the controlled entities cannot be reliably measured as variability in the range of reasonable fair value estimates is significant.  As a result, all controlled entities are reflected at cost.  Management has determined that the estimate of total consolidated fair values for the controlled entities would be in excess of the carrying amount.

ALLIED GOLD LIMITED
Notes to the financial statements
30 June 2008
(continued)

31.           Commitments and contingent liabilities

(a)        Lease commitments – Consolidated entity as lessee

Non-cancellable operating leases

The consolidated entity leases office premises and various plant and machinery under non-cancellable operating leases expiring within 1 to 5 years. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated.

	Consolidated		Parent Entity
	2008 $	2007 $	2008 $	2007 $
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:
Within one year	3,201,727	155,203	164,527	67,843
Later than one year but not later than five years	4,450,026	289,080	400,426	249,040
Later than five years	-	-	36,316	-
	7,651,753	444,283	601,269	316,883

 (b)        Exploration & Development costs – Commitments for Expenditure.

In order to proceed with the development of the Simberi Project and to maintain current rights of tenure to Australian and PNG exploration tenements, the Company and Economic entity is required to outlay  $900,900 over the next financial year (2007: $900,900). Financial commitments for subsequent periods are contingent upon future exploration results and cannot be estimated. These obligations are subject to renegotiation upon expiry of the exploration leases or when application for a mining licence is made and have not been provided for in the accounts. These obligations are not provided for in the financial statements.

(c)         Capital commitments

Capital expenditure contracted for at the reporting date but not recognised in liabilities is as follows:

Capital expenditure for Simberi Oxide processing plant	-	16,237,263	-	-

(d)           Hedging commitments

As disclosed in note 29, a controlled entity has entered into commitments under a program for hedging its exposure to gold price risk. Details relating to these commitments are disclosed in note 29.

(e)           Remuneration commitments

The parent entity has commitments under a fixed term remuneration contract with a key management person	962,500	-	962,500	-

ALLIED GOLD LIMITED
Notes to the financial statements
30 June 2008
(continued)

31.           Commitments and contingent liabilities (continued)

(d)           Contingent liabilities

The parent entity has guaranteed loan facilities in relation to certain controlled entities which are secured by a charge over all of the assets and undertakings of those controlled entities and the parent entity. Amounts outstanding under these facilities at year end totalled:	-	-	11,301,401	-

Executives of the consolidated entity will be entitled to compensation for past services if their employment is terminated by the consolidated entity other than for specific reasons as outlined in their employment contracts. This amounts to:	285,000	-	285,000	-

32.           Subsequent events

On 7 August 2008, the parent entity completed a placement of 33,988,551 fully paid ordinary shares at $0.31 per share to raise approximately $10,536,431 before costs associated with the placement.

Mr J Moore resigned as a director on 7 July 2008.

Except for the above, no other matter or circumstance has arisen since 30 June 2008 that has significantly affected, or may significantly affect:

a.	the Group’s operations in future financial years, or
b.	the results of those operations in future financial years, or
c.	the Group’s state of affairs in future financial years.

ALLIED GOLD LIMITED
Notes to the financial statements
30 June 2008
(continued)

DECLARATION BY DIRECTORS

The Directors of Allied Gold Ltd declare that:

1.	The financial statements comprising the income statement, balance sheet, cash flow statement, statement of changes in equity, accompanying notes, are in accordance with the Corporations Act 2001, and:

(a)	comply with Accounting Standards and the Corporations Regulations 2001; and other mandatory professional reporting requirements; and

(b)
give a true and fair view of the financial position as at 30 June 2008 and of the performance for the year ended on that date of the company and the consolidated entity.  In the directors’ opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2.	There are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable; and

3.	The audited remuneration disclosures set out on pages 7 to 12 of the directors’ report comply with Accounting Standards AASB 124 Related Party Disclosures and the Corporations Regulations 2001.

The directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer required by section 295A.

Signed in accordance with a resolution of the Directors:

Mark Caruso Chairman

Dated at Perth this 30th day of September 2008

BDO Kendalls Audit & Assurance (WA) Pty Ltd
128 Hay Street
SUBIACO WA 6008
PO Box 700
WEST PERTH WA 6872
Phone 61 8 9380 8400
Fax 61 8 9380 8499
aa.perth@bdo.com.au
www.bdo.com.au

ABN 79 112 284 787

30 September 2008

The Directors
Allied Gold Limited
Level 1, Unit 14
51-53 Kewdale Road
WELSHPOOL WA 6106

Dear Sirs

DECLARATION OF INDEPENDENCE BY BRAD MCVEIGH TO THE DIRECTORS OF ALLIED GOLD LIMITED

As lead auditor for the review of Allied Gold Limited for the year ended 30 June 2008, I declare that to the best of my knowledge and belief, there have been:

•	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

•	no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Allied Gold Limited and the entities it controlled during the period.

BG McVeigh
Director

BDO Kendalls Audit & Assurance (WA) Pty Ltd
Perth, Western Australia

BDO Kendalls Audit & Assurance (WA)
128 Hay Street
SUBIACO WA 6008
PO Box 700
WEST PERTH WA 6872
Phone 61 8 9380 8400
Fax 61 8 9380 8499
aa.perth@bdo.com.au
www.bdo.com.au

ABN 90 360 101 594

INDEPENDENT AUDITOR'S REPORT
TO THE MEMBERS OF ALLIED GOLD LIMITED

We have audited the accompanying financial report of Allied Gold Limited, which comprises the balance sheet as at 30 June 2008, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the year's end.

Directors' Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.

Auditor’s Opinion

In our opinion:

(a)	the financial report of Allied Gold Limited is in accordance with the Corporations Act 2001, including:

(i)	giving a true and fair view of the company’s and consolidated entity’s financial position as at 30 June 2008 and of their performance for the year ended on that date; and

(ii)	complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001; and

(b)	the financial report also complies with International Financial Reporting Standards as disclosed in Note 1.

Report on the Remuneration Report

We have audited the Remuneration Report included in the directors’ report for the year ended 30 June 2008. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor’s Opinion

In our opinion, the Remuneration Report of Allied Gold Limited for the year ended 30 June 2008, complies with section 300A of the Corporations Act 2001.

BDO Kendalls Audit & Assurance (WA) (Formerly BDO)

B G McVeigh
Partner

Dated this 30th day of September 2008
Perth, Western Australia